04012774

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Far East Pharmaceutical Technology Company Limited

*CURRENT ADDRESS Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town

**FORMER NAME

Grand Cayman
British West Indies

**NEW ADDRESS

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34768 FISCAL YEAR 30 June 2003

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: Cca

DAT : 2/11/04

Far East Pharmaceutical Technology Company Limited

(Incorporated in the Cayman Islands with limited liability)

Annual Report 2003



遠東生物制藥
FAR EAST PHARMACEUTICAL

CONTENTS

CORPORATE INFORMATION

Registered office	Century Yard Cricket Square Hutchins Drive P.O. Box 2681 GT George Town Grand Cayman British West Indies
Head office and principal place of business	Suite 2305, CMG Asia Tower The Gateway, Tsim Sha Tsui Kowloon, Hong Kong
Authorised representatives	Mr. Cai Chong Zhen
Chairman	Mr. Cai Chong Zhen
Managing director	Mr. Tso Ming Sing, Barton
Company secretary	Mr. Leung Po Hon
Principal bankers	Industrial and Commercial Bank of China Yong Tai Branch No. 17, Nan Wu Lu Yong Tai County Fujian The PRC The Agricultural Bank of China Minhou Branch Jin Yu Chuang Shang Jie Shiang Minhou County Fuzhou Fujian The PRC

CORPORATE INFORMATION

	Standard Chartered Bank 1st Floor Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong
Cayman Islands principal share registrar and transfer office	Bank of Butterfield International (Cayman) Ltd. Butterfield House Fort Street P.O. Box 705 George Town Grand Cayman Cayman Islands
Hong Kong branch share registrar and transfer office	Tengis limited G/F, Bank of East Asia Harbour View Centre 56 Gloucester Road Wanchai Hong Kong
Auditors	Charles Chan, Ip & Fung CPA Ltd. 37th Floor, Hennessy Centre 500 Hennessy Road Causeway Bay Hong Kong

CHAIRMAN'S STATEMENT

BUSINESS AND FINANCIAL REVIEW

The Group's turnover for the year was HK$992,961,000 (2002: HK$715,717,000) which represented an increase of approximately 38.7% as compared with the corresponding year of 2002. The net profit from ordinary activities attributable to shareholders for the Year amounted to HK$175,040,000 which was increased by approximately 29.9% as compared with last year. The basic earnings per share for the Year was approximately HK34.4 cents (2002: HK33.5 cents).

During the year, the selling and distribution costs amounted to HK$110,856,000 (2002: HK$71,150,000), which was approximately 11.2% of the Group's total turnover and was increased by about 55.8% when compared with last year. Administrative expenses were HK$42,714,000 (2002: HK$28,438,000), which was approximately 4.3% of the Group's total turnover.

Financial growth is mainly attributable to acquisitions, prospective development of new drugs and the natural growth of our conventional operations.

Impressive Overall Natural Growth

The Group's product range is of 270 kinds of drugs and the conventional ones recorded a growth of 38.6%, including:

Anti-viral drugs

Sales of anti-viral drugs during the year were approximately HK$288,727,000, accounting for 29.1% of the total turnover of the Group and representing approximately 27.0% increase when compared with last year. The increase was due to the increase demand of the Jin Gang Cold which has an excellent therapeutic effect to the treatment of common cold, cough and influenza and due to the banning of sales of 16 types of drugs with Phenylpropanolamine (PPA), which are principally used for the treatment of common cold, cough and influenza.

On 16 November 2000, 中國國家藥品監督管理局 enforced a ban of sales of 16 types of drugs containing PPA, which includes some products of the main competitors of the Group. The Board believes that the Group has seized this golden opportunity to expand the market share of our anti-viral drugs without PPA, such as Jin Gang Cold.

CHAIRMAN'S STATEMENT

BUSINESS AND FINANCIAL REVIEW (Continued)

Impressive Overall Natural Growth (Continued)

Chinese patent medicines

Turnover of Chinese patent medicines increased from last year's HK$113,320,000 to approximately HK$150,173,000 for the current year, which represented an increase of approximately 32.5%. The sale of Chinese patent medicines achieved encouraging growth due to the effort of effective marketing strategy and market penetration through the Group's well-established relationship with its wholesalers and distributors.

Anti-hypotensive drugs

During the year, the sales of "復方降壓膠囊" amounted to approximately HK$85,857,000, accounting for 8.6% of the total turnover of the Group. The Group believes that "復方降壓膠囊" will become one of the major products of the Group in the future.

Operation Profits and Improvement

Due to the short supply in antibiotic and anti-inflammatory drugs, the Group recorded a good sale during the outbreak of SARS, especially Jin Gang Gold and 雙黃蓮 and 板藍根顆粒.

The Group's operation gross profit was 37.4%.

During the year, the Group greatly expanded its sales network to cover a total of 2,000 hospitals and 26,000 drug stores.

Major Financing and Capital Market Activities

In order to enhance the Group's investment capability and liquidity without amortizing its equity interests, the Group entered into a Loan Agreement on 7 May 2003 and acquired an unsecured syndicate loan of US$31 million provided by a syndicate of international banks for a term of 3 years. The loan will mainly be applied in enterprises acquisitions and development of new drugs and the remaining will be used in the construction of the Group's Shanghai headquarters and as working capital.

In addition, on 21 May 2003, the Company entered into a Loan Agreement with a bank for a 3-year unsecured loan facility of US$3 million which is to be used to finance the Group's general funding requirements.

CHAIRMAN'S STATEMENT

DIVIDENDS

The Board recommended the payment of a final dividend of HK8 cents per share of HK$0.10 (which shall be HK2 cents per subdivided share of HK$0.025 after the subdivision of shares of the Company on 28 October 2003) for the year (2002: HK4.5 cents per share of HK$0.10), payable to the shareholders of the Company whose names appear on the Register of Members of the Company on Thursday, 18 December 2003. Subject to the approval of the Company's shareholders at the Company's forthcoming Annual General Meeting to be held on Thursday, 18 December 2003, the said proposed final dividend will be paid to the shareholders of the Company on or about 31 December 2003.

USE OF PROCEEDS FROM ISSUE OF SHARES

On 23 August 2000, the Company has issued a total of 80,000,000 new shares at an issue price of HK$1.00 each pursuant to the New Issue and Placing (as defined in the Prospectus dated 11 August 2000). The net proceeds therefrom after deducting expenses, were amounted to approximately HK$67 million. As at 30 June 2003, a substantial part of the net proceeds had been utilized in line with the terms stipulated in the Company's Prospectus, as follows:

- HK$13 *million for the establishment of the new production plant* in the PRC;

- HK$17 million for the purchase and installation of related production equipment and facilities in the new production plant in the PRC;

- HK$1.5 million for research and development of new pharmaceutical formulae and improvement of the Group's existing production technology, production rate and product quality; and

- HK$13 million for expanding the distribution and sales network of the Group.

To the extent that the proceeds from listing are not applied, they are currently placed at bank as short term deposits.

FUTURE PROSPECTS

The pharmaceutical industry of China grows at a rate of two-digits per year while continued industry integration, mergers and acquisitions bring forth enormous room of development for aggressive enterprises. Currently, the leading enterprises and independent factories have only shared 3% and 1% of the market share. Integration, mergers and acquisitions result in the market share and resources pooled gradually under the control of outstanding pharmaceutical groups. Hence, these outstanding pharmaceutical groups have the necessary scale strength to increase their control of the market and its resources in terms of virtuous development.

CHAIRMAN'S STATEMENT

FUTURE PROSPECTS (Continued)

The Group endeavors to become the listed company with the most powerful acquisition and integration ability in the medical sector of China. The Group will continue its acquisition in the coming years, and will upgrade the scale and quality of its acquisition step by step according to the capability of the companies, with particular efforts being placed in the rapid integration in the field of household OTC products, cardiovascular neuropathology products, raw drugs, medicine distribution and retail, to establish a dominant position.

The Group will further consolidate its sales and marketing ability through networking and direct control of more drugs sales terminals. In addition to the existing terminals under medical representatives, the Group will establish national direct distribution and retail terminals in a short time with an aim to increase the market exposure and coverage of the Group's products and to lay a foundation for future domestic and overseas agency co-operations. The Group will conduct an integrated advertisement, including TV, outdoors media, newspapers and event-oriented marketing activity, in major cities with strong drug consuming demand.

The Group will increase its investment in new drugs purchase and development to ensure continuous launch of new drugs in each year and to maintain its growth and competitiveness. With the support of established effective acquisition operation, new drug management, marketing platform and affluent finance facilities, and with the joint efforts of the whole group from top to bottom, the Group is confident in giving play to its superiority, in proceeding with its strategy of "acquisition complemented with new drugs" and in developing into a leading integrated medicine group company in China.

APPRECIATION

I would like to take this opportunity to express my appreciation to the members of the board of the directors for their leadership and to all the staff members for their commitment. In particular, I would like to express my sincere thanks for the continuous support of the shareholders towards the Company. We rely on the support of our shareholders to pursue our growth and development strategy and to assure you of the Group's determination to strive its best to achieve greater success in the future and add value for our shareholders.

Cai Chong Zhen
Chairman

Hong Kong, 27 October 2003

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND FINANCIAL RESOURCES

During the year, the Group's primary sources of funding were provided by operating activities, cash proceeds from the New Issue and Placing (as defined in the Company's prospectus dated 11 August 2000) and cash proceeds from the placing of 20,000,000 and 60,000,000 shares of the Company in 2000 and 2001 respectively and the issuance of US$120,000,000 convertible bonds to Credit Suisse First Boston (Hong Kong) Limited in 2001. As at 30 June 2003, the Group had cash and bank balances of a total amount of HK$644,207,000 (2002: HK$465,483,000). At 30 June 2003, the Group had total assets of HK$1,295,429,000 (2002: HK$835,618,000), current liabilities of HK$142,794,000 (2002: HK$134,729,000) and shareholders' equity of HK$865,250,000 (2002: HK$695,857,000). The Group has consistently maintained a strong working capital during the year, with net current assets of HK$815,240,000 at 30 June 2003 (2002: HK$556,101,000) and with a current ratio of 6.71 times at 30 June 2003 (2002: 5.13 times).

As at 30 June 2003, the Group had outstanding borrowings of HK$267,848,000 (2002: Nil).

The operations of the Group are mainly denominated in Renminbi and Hong Kong dollars. In view of the constant exchange rate between the two currencies, the Group considers that its foreign exchange risk is minimal.

The Board believes that the Group had sufficient liquidity to satisfy its commitments and working capital requirements.

CONTINGENT LIABILITIES

As at 30 June 2003, the Group had contingent liabilities not provided for as follows (2002: Nil):

	2003 *HK$'000*
Guarantees for banking and loan facilities granted to third parties	**4,523**

COMMITMENTS

As at 30 June 2003, the Group had the following commitments:

	2003 *HK$'000*
(a) Capital commitments contracted but not provided for in respect of	
– construction contracts on production plant and facilities (2002: Nil)	**133,010**
– purchase of machinery and equipment (2002: Nil)	**15,287**
	148,297
(b) Capital commitments authorised but not contracted in respect of purchase of land use right (2002: Nil)	**84,810**
(c) Future aggregate minimum lease payments under operating leases in respect of land and buildings	
– within one year (2002: HK$2,230,000)	**2,230**
– in the second to fifth year inclusive (2002: HK$3,198,000)	**968**
	3,198

MANAGEMENT DISCUSSION AND ANALYSIS

CHARGES ON GROUP ASSETS

At 30 June 2003, none of the Group's assets was pledged as security for liability.

EMPLOYEES AND REMUNERATION POLICY

At 30 June 2003, the Group had approximately 2,900 employees in Hong Kong and the PRC.

The remuneration policy and package of the Group's employees are reviewed and approved by the Board. Besides provident funds and double pay, discretionary bonuses based on individual performance will be paid to employees as recognition of and reward for value creation.

Under the Company's existing share option scheme, options to subscribe for shares of the Company can be granted to employees (including directors) of the Company and its subsidiaries.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

Executive Directors

Mr. Cai Chong Zhen, aged 47, is an executive director and the Chairman of the Company.

Mr. Cai is jointly responsible with Mr. Chen for the strategic planning, corporate policy, overall management and marketing aspects of the Group. Mr. Cai worked in the Fujian government institution and was responsible for supervising and monitoring the management of all industry enterprises located in Fujian Province, the PRC from 1984 to 1991. He was also the chief editor of a magazine on the subject of enterprise management during the same period. Mr. Cai graduated from 福州大學 (Fuzhou University) with a bachelor's degree in Enterprise Management. He has more than 17 years of experience in enterprise management.

Mr. Chen Ching Ken, aged 83, is the founder of the Group and an executive director and the vice-chairman of the Company.

Mr. Chen is a relative of Mr. Cai Cong Yi and Mr. Cai Chong Zhen. Mr. Chen is responsible for the overall corporate policy and development strategy as well as overseeing the Group's operation and management. Mr. Chen has more than 50 years of experience in enterprise management and finance management.

Mr. Tso Ming Sing, Barton, aged 37, is an executive director and the managing director of the Company.

Mr. Tso is responsible to the overall operation of the listed company and formulating the objectives and strategies of the Group. He is also responsible for developing a close relationship of the Group with international banks, funds and institutional investors. Mr. Tso graduated from the International Finance Department of 上海復旦大學(Shanghai Fudan University) in 1988. Mr. Tso has over 15 years of experience in the banking, business, information technology, corporate governance, financial accounting, securities fund, investment consultant and the steering and strategic planning of the successful distribution of international renowned brandnames in the PRC. Mr. Tso has held offices as executive director and managing director of a number of companies listed in the main board and GEM of Hong Kong. Prior to joining the Group, Mr. Tso served as the managing director of South Capital Securities Limited and an executive director of Fortune Telecom Holding Limited in Hong Kong.

Mr. Cai Cong Yi, aged 52, is an executive director of the Company.

Mr. Cai is the elder brother of Mr. Cai Chong Zhen. Mr. Cai joined the Group in 1996 and is responsible for controlling the quality of the Group's products. He is also responsible for the daily operation of the Group's business and ensuring compliance with applicable regulations on product qualities. Mr. Cai holds a bachelor's degree in Medicine from 福建醫科大學(Fujian Medicine University) and has been engaged in medical research for more than 12 years.

Mr. Wong Sui Kwong, aged 55, is an executive director of the Company.

Mr. Wong is responsible for the Group's general administration. Mr. Wong has more than 18 years of experience in the manufacture and sale of pharmaceutical products in the PRC.

Mr. Chen Wei, aged 38, is an executive director of the Company.

Mr. Chen is in charge of the Group's committee of new drugs, which undertakes the Group's new drugs, development and technology research and development. Mr. Chen holds a master's degree in molecular biotechnology from Texas State University in U.S.(美國德克薩斯州立大學) and a master's degree in business administration from the Business School of University of Houston. Prior to joining the Group, Mr. Chen worked as senior researcher, R&D manager and southwest region manager in Texas Genome Pharmaceutical Company in U.S.(美國德州基因制藥公司) and Nature's Sunshine Pharmaceutical Company in Utah(猶他州天然陽光制藥公司). Mr. Chen joined the Group in April 2002 as chief research technology officer of the Group, and he was appointed the Group's executive director on 1 June 2002.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Independent non-executive Directors

Ms. Hu Ling Po, aged 48, is a consultant of 福建福州民眾律師事務所(Fujian Min Zhong Law Firm). Ms. Hu has more than 8 years of professional experience in the PRC law.

Mr. Yu Er Feng, aged 38, is the finance manager of 中福實業股份有限公司 (Fujian CFC Industries Co., Ltd.), a listed company in the PRC. Mr. Yu holds a bachelor's degree in Economics from 廈門大學(the University of Xiamen).

SENIOR MANAGEMENT

Mr. Gao Ming Hua, aged 37, is the sales management executive of the Group.

Mr. Gao joined the Group in 2002. He is responsible for sales management of the Group. Mr. Gao graduated from 上海交通大學 (Shanghai Jiao Tong University), and obtains his master's degree from 華東師範大學 (East China Normal University). Mr. Gao has an intimate knowledge of business management in modern enterprises and also of sales and marketing. Prior to joining the Group, Mr. Gao has over 10 years of experience in sales operations.

Mr. Lin Ye, aged 50, is a deputy manager of the Group.

Mr. Lin joined the Group in 2000. He is responsible to manufacturing, research and development of products of the Group. Prior to joining the Group, Mr. Lin has 20 years of relevant experience.

Mr. Jiang Dan Ping, aged 42, is the mergers and acquisitions director of the Group.

Mr. Jiang joined the Group in 2001. He is responsible to mergers and acquisitions of the Group. Prior to joining the Group, Mr. Jiang has some 20 years of work experience in state owned enterprises in addition to experience in mergers and acquisitions.

Mr. Lin Li Yi, aged 54, is the deputy manager of the Group.

Mr. Lin is responsible for the sales and marketing of the Group's products. Before joining the Group in 1996, Mr. Lin concentrated on research on economic management. Mr. Lin has published various articles in local and overseas magazines and is the author of six books, including,《市場學原則與案例》(Principles and Cases on Marketing),《中國鄉鎮經濟管理學》(Management of the Economics in the Countryside and Towns of the PRC) and《走向市場 — 企業營銷策略》(Into the Market – Enterprise Marketing Strategies). He was awarded 福建省社會科學優秀成果三等獎 (the second runner-up in social science in Fujian Province). During 1992 and 1995, Mr. Lin was selected to join a study trip to Australia and Switzerland.

Mr. Chen Jian Ping, aged 46, is the administration manager of the Group.

Mr. Chen joined the Group in 1996. Mr. Chen is responsible for the administration and public relations of the Group. Mr. Chen graduated from 福州大學(Fuzhou University) majoring in Enterprise Management.

Mr. Zeng Guang Lan, aged 41, is the financial manager of the Group.

Mr. Zeng joined the Group in July 2000. Mr. Zeng is responsible for the Group's financial and accounting matters. Mr. Zeng holds a title of accountant in the PRC which is recognized by the Ministry of Finance. Before joining the Group. Mr. Zeng was the financial manager of a foreign joint venture food manufacturing enterprises in the PRC. Mr. Zeng has more than 20 years of experience in finance and accounting.

REPORT OF THE DIRECTORS

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 30 June 2003.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the subsidiaries are set out in note 17 to the financial statements. There were no changes in the nature of the subsidiaries' principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 30 June 2003 and the state of affairs of the Company and the Group at that date are set out in the accompanying financial statements on pages 24 to 63.

The directors recommend the payment of a final dividend of HK$8 cents per share of HK$0.10 (which shall be HK$2 cents per subdivided share of HK$0.025 after the subdivision of shares of the Company on 28 October 2003) in respect of the year to the shareholders on the register of members on 18 December 2003. This recommendation has been incorporated in the financial statements.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 12 December 2003 to Thursday, 18 December 2003 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for the entitlement to the proposed final dividend for the year and for attending the Annual General Meeting of the Company to be held on Thursday, 18 December 2003, all share transfers accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Thursday, 11 December 2003.

REPORT OF THE DIRECTORS

SUMMARY FINANCIAL INFORMATION

Results
Year ended 30 June

	2003	2002	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**992,961**	715,717	409,633	353,116	204,027
Profit before tax	**235,509**	174,957	108,729	92,969	51,433
Tax	**(52,682)**	(36,395)	(14,321)	(11,308)	(4,000)
Profit before minority interests	**182,827**	138,562	94,408	81,661	47,433
Minority interests	**(7,787)**	(3,823)	133	–	–
Net profit from ordinary activities attributable to shareholders	**175,040**	134,739	94,541	81,661	47,433

Assets and liabilities
As at 30 June

	2003	2002	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**337,396**	144,788	123,558	25,229	11,424
Current assets	**958,033**	690,830	223,055	123,682	118,120
Total assets	**1,295,429**	835,618	346,613	148,911	129,544
Current liabilities	**(142,794)**	(134,729)	(56,185)	(50,990)	(74,561)
Long term liabilities	**(265,200)**	–	–	–	–
Minority interests	**(22,185)**	(5,032)	(1,199)	–	–
	865,250	695,857	289,229	97,921	54,983

Notes:

1. The assets and liabilities of the Group for the year ended 30 June 2001 have been restated to reflect the changes in accounting policy of the Group on the treatment of dividends proposed after the balance sheet date following the adoption of SSAP 9 (revised).

2. The summary of the combined results for the year ended 30 June 1999 has been extracted from the Company's prospectus dated 11 August 2000. The results of the Group for each of the two years ended 30 June 2003 are those set out on page 24 of the financial statements. The summary of the combined results of the Group for the two years ended 30 June 2000 includes the results of the Company and its subsidiaries as if the current structure of the Group had been in existence throughout these financial years.

3. The combined balance sheets of the Group as at 30 June 1999 and 2000 are extracted from the published pro forma financial statements of the Group for the year ended 30 June 2000 and were prepared on the basis as if the Group had been in existence as at 30 June 1999 and 2000.

REPORT OF THE DIRECTORS

FIXED ASSETS

Details of the movements in the fixed assets of the Group are set out in note 13 to the financial statements.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in note 17 to the financial statements.

JOINTLY-CONTROLLED ENTITY

Particulars of the Company's interest in a jointly-controlled entity are set out in note 16 to the financial statements.

SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Details of the movements in the Company's share capital, share options and warrants during the year together with the reasons therefor, are set out in note 26 to the financial statements.

RESERVES

Details of the movements in the reserves of the Company and the Group during the year are set out in note 27 to the financial statements.

DISTRIBUTABLE RESERVES

As at 30 June 2003, the Company had distributable reserves of approximately HK$44,350,000. Under the Company's memorandum and articles of association and the Companies Law (2001 Revision) of the Cayman Islands, the capital reserve and share premium of the Company of approximately HK$104,915,000 and HK$323,597,000, respectively, at 30 June 2003 are distributable to the shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

REPORT OF THE DIRECTORS

MAJOR CUSTOMERS AND SUPPLIERS

Approximately 9.9% of the Group's total turnover for the year was attributable to the Group's five largest customers. Turnover from the Group's largest customer accounted for approximately 2.87% of the Group's turnover for the year.

In addition, approximately 61.67% of the Group's total purchases for the year was attributable to the Group's five largest suppliers. Purchases from the Group's largest supplier accounted for approximately 18.61% of the Group's purchases for the year.

As far as the directors are aware, other than Mr. Chen Ching Ken, an executive director of the Company, who is the sole shareholder of 福州德勝印刷有限公司, one of the Group's top five suppliers for the year ended 30 June 2003, none of the directors, their associates, and those shareholders who to the knowledge of the directors owned more than 5% of the Company's issued share capital had any beneficial interest in the Group's five largest customers and/or suppliers mentioned in the preceding paragraphs.

Details of the transactions with 福州德勝印刷有限公司 are set out in note 29 to the financial statements.

DIRECTORS

The directors of the Company during the year were as follows:

Executive directors:

Mr. Cai Chong Zhen
Mr. Chen Ching Ken
Mr. Tso Ming Sing, Barton *(Appointed on 17 December 2002)*
Mr. Cai Cong Yi
Mr. Wong Sui Kwong
Mr. Chen Wei

Independent non-executive directors:

Ms. Hu Ling Po
Mr. Yu Er Feng

In accordance with articles 86 and 87 of the Company's articles of association, Mr. Tso Ming Sing, Barton, Ms. Hu Ling Po and Mr. Yu Er Feng will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The directors of the Company, including the independent non-executive directors, but excluding the chairman, Mr. Cai Chong Zhen, are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's articles of association.

REPORT OF THE DIRECTORS

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 10 to 11 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Each of the executive directors has entered into a service contract with the Company for a term of three years (except for Mr. Wong Sui Kwong where his service contract has a term of two years), and which may be terminated by either party thereto by giving to the other six months' prior notice in writing and which notice period shall not expire at any time during the first year.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in note 29 to the financial statements, no director had a significant beneficial interest, either direct or indirect, in any contract of significance to which the Company or any of its subsidiaries was a party during the year.

DIRECTORS' AND FIVE HIGHEST PAID INDIVIDUALS' REMUNERATION

Details of the remuneration of the directors of the Company and of the five highest paid individuals of the Group during the year ended 30 June 2003 are set out in note 6 to the financial statements.

RETIREMENT SCHEME

Details of the retirement scheme and the related contributions of the Group for the year are set out in notes 12 and 5 to the financial statements, respectively.

REPORT OF THE DIRECTORS

DIRECTORS' INTERESTS IN THE SHARES

As at 30 June 2003, the interests of the directors of the Company in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or which were recorded in the register required to be kept by the Company under Section 352 of the SFO; or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") to be notified to the Company and the Stock Exchange, were as follows:

I. Ordinary shares of the Company

Name of director	Long/short position	Capacity	Number of ordinary shares of the Company interested	Approximate Percentage of shareholding
Mr. Cai Chong Zhen	Long	Beneficiary of a discretionary trust	255,800,000 *(Note)*	50.26%
Mr. Chen Ching Ken	Long	Founder of a discretionary trust	255,800,000 *(Note)*	50.26%

Note: These shares were held by Great Wall Investment Group Limited as the trustee of The Great Wall Unit Trust, a unit trust of which all of the units in issue are owned by Ansbacher (BVI) Limited in its capacity as the trustee of The C&C Trust, a discretionary family trust of which the objects include Mr. Cai Chong Zhen and his spouse and the family member of Mr. Chen Ching Ken.

Accordingly, Mr. Chen Ching Ken, as founder of The C&C Trust, and Mr. Cai Chong Zhen, as one of the discretionary objects of The C&C Trust, were deemed to be interested in the shares owned by Great Wall Investment Group Limited in its capacity as the trustee of The Great Wall Unit Trust under Part XV of the SFO.

II. Underlying shares of the Company

Name of director	Long/short position	Capacity	Number of underlying shares under the share options granted by the Company
Mr. Cai Chong Zhen	Long	Beneficial owner	8,500,000
Mr. Cai Cong Yi	Long	Beneficial owner	8,500,000
Mr. Wong Sui Kwong	Long	Beneficial owner	8,000,000

In addition, Mr. Cai Cong Yi is holding a share in a subsidiary of the Company, in a non-beneficial capacity which is solely for the purpose of complying with minimum company membership requirements.

Save as disclosed above, none of the directors or the chief executives of the Company had, as at 30 June 2003, any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

REPORT OF THE DIRECTORS

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Apart from as disclosed under the heading "Share options" below at no time during the year were rights to acquire benefits by means of the acquisition of securities of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them, or was the Company or any of its subsidiaries a party to any arrangement to enable the Company's directors, their respective spouse, or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SHARE OPTIONS

Pursuant to a share option scheme adopted by the Company on 26 July 2000 (the "Original Share Option Scheme"), the board of directors may on or before 25 July 2010, at its discretion invite any full-time employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for ordinary shares in the Company (the "Shares") as incentives or rewards to the eligible employees. The subscription price should not be less than the higher of (i) 80% of the average of the official closing prices of the Shares on the Stock Exchange for the five trading days immediately preceding the date of the grant of the option and (ii) the nominal value of the Shares.

The maximum number of Shares in respect of which options may be granted under the Original Share Option Scheme may not exceed, in nominal amount, 10% of the issued share capital of the Company from time to time excluding the aggregate number of Shares which have been duly allotted and issued pursuant to the Original Share Option Scheme. The maximum number of Shares in respect of which options may be granted to any one employee or director under the Original Share Option Scheme may not exceed 25% of the aggregate number of Shares in respect of which options are issued and issuable under the Original Share Option Scheme.

As at 30 June 2003, the number of shares available for issue under the Original Share Option Scheme was 25,000,000, which represented approximately 4.9% of the Company's shares in issue as at 30 June 2003.

The offer of a grant of share options under the Original Share Option Scheme may be accepted within 30 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options under the Original Share Option Scheme commences from the date of grant of the share options and ends on a date which is not later than 10 years from the date of grant of the share options.

REPORT OF THE DIRECTORS

SHARE OPTIONS (Continued)

The information of the share options under the Original Share Option Scheme as required to be disclosed pursuant to Rule 17.07 of the Listing Rules is as follows:

Name of category of participant	Date of grant	Exercise period	Exercise price per share HK$	Balance at 1/7/2002	Granted during the year	Exercised/ Cancelled/ Lapsed during the year	Balance at 30/6/2003
Directors							
Mr Cai Cong Yi	19/1/2001	19/1/2001 to 18/1/2011	0.652	1,000,000	–	–	1,000,000
	27/3/2001	27/3/2001 to 26/3/2011	0.7696	7,500,000	–	–	7,500,000
Mr Cai Chong Zhen	19/1/2001	19/1/2001 to 18/1/2011	0.652	3,000,000	–	–	3,000,000
	27/3/2001	27/3/2001 to 26/3/2011	0.7696	5,500,000	–	–	5,500,000
Mr Wong Sui Kwong	27/3/2001	27/3/2001 to 26/3/2011	0.7696	8,000,000	–	–	8,000,000
				25,000,000	–	–	25,000,000

On 23 August 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules in respect of share option schemes, which has come into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the directors consider that it is in the interest of the Company to terminate the Original Share Option Scheme and to adopt a new share option scheme (the "New Share Option Scheme"). An ordinary resolution was passed at the Company's annual general meeting held on 29 November 2001 for the approval of the New Share Option Scheme and termination of the Original Share Option Scheme.

The New Share Option Scheme shall be valid and effective until 29 November 2011.

The purpose of the New Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high calibre employees and attract human resources that are valuable to the Group and any invested entity in which the Group holds any equity interest.

Pursuant to the New Share Option Scheme, the board of directors may, at its discretion invite any eligible employees (including executive directors), any non-executive directors, shareholders, suppliers and customers of the Group and any other parties having contributed or may contribute to the development of the Group to take up options to subscribe for Shares. The subscription price shall be a price determined by the directors, but shall not be less than the highest of (i) the closing price of the Shares on the date of the offer; (ii) the average closing price of the Shares for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of a Share.

REPORT OF THE DIRECTORS

SHARE OPTIONS (Continued)

The maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other scheme must not exceed 30% of the total issued share capital of the Company from time to time. The total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme shall not in aggregate exceed 10% of the total number of Shares in issue as at 29 April 2002. The Company may seek approval of the Company's shareholders in general meeting for refreshing the 10% limit under the New Share Option Scheme save that the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme under the limit as "refreshed" shall not exceed 10% of the total number of Shares in issue as at the date of approval of the limit.

At 30 June 2003, the number of shares available for issue under the New Share Option Scheme was 70,409,000, which represented approximately 13.8% of the Company's shares in issue as at 30 June 2003.

The total number of Shares issued and to be issued upon exercise of the options granted to each participant (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the total number of Shares in issue. Where any further grant of options to a participant would result in the total number of Shares issued and to be issued upon exercise of all the options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the total number of Shares in issue, such further grant must be separately approved by the shareholders of the Company in general meeting with such participant and his associates abstaining from voting.

The offer of a grant of share option under the New Share Option Scheme may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options under the New Share Option Scheme commences from the date of offer of the share options and ends on a date which is not later than 10 years from the date of the offer of the share options.

All options granted under the Original Share Option Scheme and outstanding prior to the termination of the Original Share Option Scheme shall continue to be valid and exercisable in accordance therewith.

The information of the share options under the New Share Option Scheme as required to be disclosed pursuant to Rule 17.07 of the Listing Rules is as follows:-

Name of category of participant	Date of grant	Exercise period	Exercise price per share HK$	Balance at 1/7/2002	Granted during the year	Exercised/ Cancelled/ Lapsed during the year	Balance at 30/6/2003
Employees	21/1/2002	9/1/2002 to 8/1/2012	2.185	27,000,000	–	–	27,000,000
				27,000,000	–	–	27,000,000

REPORT OF THE DIRECTORS

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year and up to date of this report, no directors are considered to have an interest in a business which competes or is likely to compete, either directly or indirectly, with the businesses of the Group, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), other than those businesses of which the directors of the Company were appointed as directors to represent the interest of the Company and/or the Group.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the following interests in the shares and underlying shares of the Company were recorded in the register required to be kept by the Company under Section 336 of the SFO:

Name of substantial shareholder	**Long/short position**	**Capacity**	**Number of ordinary shares/ underlying shares of the Company interested**	*Note*	**Approximate percentage of shareholding**
Great Wall Investment Group Limited	Long	Trustee	255,800,000	*1*	50.26%
Ansbacher (BVI) Limited	Long	Trustee	255,800,000	*1*	50.26%
Ms. Chen Lin Mei Mei	Long	Interest of spouse	255,800,000	*2*	50.26%
Ms. Zhang Xiuqiong	Long	Interest of spouse	264,300,000	*3*	51.93%
Value Partners Limited	Long	Investment manager	34,464,000	*4*	6.77%
Mr. Cheah Cheng Hye	Long	Interest in corporation	34,464,000	*4*	6.77%

Notes:

1. Such interest was also disclosed as the interest of Mr. Cai Chong Zhen and Mr. Chen Ching Ken in the above section headed "Directors' interests in the shares".

2. Ms. Chen Lin Mei Mei was deemed to be interested in the 255,800,000 shares of the Company through interests of her spouse, Mr. Chen Ching Ken.

3. Ms. Zhang Xiuqiong was deemed to be interested in the 255,800,000 shares of the Company through interests of her spouse, Mr. Cai Chong Zhen.

4. Mr. Cheah Cheng Hye was deemed to be interested in the 34,464,000 shares of the Company which were held through Value Partners Limited, a corporation controlled by Mr. Cheah Cheng Hye.

Save as disclosed above, no person, other than the directors of the Company whose interests are set out in the section headed "Directors' interests in the shares" above, had registered an interest or a short position in the shares and underlying shares of the Company as at 30 June 2003 as recorded in the register required to be kept under Section 336 of the SFO.

CONNECTED TRANSACTIONS

Details of the connected transactions that are required to be disclosed for the year are set out in note 29 to the financial statements. Save as disclosed therein, there were no other transactions which would need to be disclosed as connected transactions in accordance with the requirements of the Listing Rules.

The independent non-executive directors are of the opinion that the terms of the above transactions are fair and reasonable so far as the shareholders of the Company are concerned; and that the transactions have been entered into by the Group in its ordinary and usual course of business and were carried out in accordance with the terms of the agreements governing such transactions.

REPORT OF THE DIRECTORS

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to its existing shareholders.

AUDIT COMMITTEE

To comply with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, the Company set up an Audit Committee (the "Committee") on 26 July 2000 with written terms of reference. The Committee comprises two independent non-executive directors of the Company, namely Ms. Hu Ling Po and Mr. Yu Er Feng.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by this annual report except that the independent non-executive directors are not appointed for any specific term of office but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the articles of association of the Company.

AUDITORS

Charles Chan, Ip & Fung CPA Ltd. will retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Cai Chong Zhen
Chairman

Hong Kong, 27 October 2003

REPORT OF THE AUDITORS

CCIF
Charles Chan, Ip & Fung CPA Ltd.
37th Floor, Hennessy Centre
500 Hennessy Road
Causeway Bay, Hong Kong

TO THE SHAREHOLDERS OF
FAR EAST PHARMACEUTICAL TECHNOLOGY COMPANY LIMITED
(INCORPORATED IN THE CAYMAN ISLANDS WITH LIMITED LIABILITY)

We have audited the financial statements on pages 24 to 63 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2003 and of its profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
Hong Kong, 27 October 2003

Chan Wai Dune, Charles
Practising Certificate Number P00712

CONSOLIDATED INCOME STATEMENT

Year ended 30 June 2003

	Notes	2003 HK$'000	2002 HK$'000
TURNOVER	3	**992,961**	715,717
COST OF SALES		**(621,408)**	(443,807)
GROSS PROFIT		**371,553**	271,910
OTHER REVENUE	3	**20,162**	3,286
OTHER EXPENSES			
Selling and distribution costs		**(110,856)**	(71,150)
Administrative expenses		**(42,714)**	(28,438)
		(153,570)	(99,588)
PROFIT FROM OPERATING ACTIVITIES	5	**238,145**	175,608
FINANCE COSTS	7	**(2,636)**	(520)
SHARE OF RESULT OF A JOINTLY-CONTROLLED ENTITY		**–**	(131)
PROFIT BEFORE TAXATION AND MINORITY INTERESTS		**235,509**	174,957
TAXATION	8	**(52,682)**	(36,395)
PROFIT BEFORE MINORITY INTERESTS		**182,827**	138,562
MINORITY INTERESTS		**(7,787)**	(3,823)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	9, 27	**175,040**	134,739
FINAL DIVIDEND PROPOSED	10	**40,715**	22,902
EARNINGS PER SHARE	11		
– Basic		**HK34.4 cents**	HK33.5 cents
– Diluted		**HK33.4 cents**	HK31.4 cents

The notes on pages 31 to 63 form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 30 June 2003

	Notes	2003 HK$'000	2002 HK$'000
Total equity at beginning of year		**695,857**	289,229
Revaluation surplus of fixed assets	27	**17,245**	-
Exchange differences arising from translation of financial statements of overseas operations	27	**-**	1,583
Net gains not recognised in the income statement		**17,245**	1,583
Net profit for the year attributable to shareholders		**175,040**	134,739
Issued of shares net of issuing expenses		**10**	284,603
Dividend paid		**(22,902)**	(14,297)
Total equity at end of year		**865,250**	695,857

The notes on pages 31 to 63 form an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

30 June 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSETS			
Fixed assets	13	**159,901**	105,846
Goodwill	14	**3,973**	1,701
Intangible assets	15	**77,238**	37,241
Interest in a jointly-controlled entity	16	**–**	–
Deposits for land use right and construction in progress	18	**96,284**	–
		337,396	144,788
CURRENT ASSETS			
Inventories	19	**73,072**	46,703
Accounts receivable	20	**188,984**	177,834
Prepayments, deposits and other receivables		**51,262**	810
Loans to officers	21	**508**	–
Cash and bank balances	22	**644,207**	465,483
		958,033	690,830
CURRENT LIABILITIES			
Accounts payable	23	**61,525**	65,956
Accrued liabilities, deposits received and other payables		**57,870**	43,590
Due to a related company	24	**9,216**	9,740
Due to directors		**–**	546
Bank loans, unsecured	25	**2,648**	–
Tax payable		**11,535**	14,897
		142,794	134,729
NET CURRENT ASSETS		**815,239**	556,101
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,152,635**	700,889

CONSOLIDATED BALANCE SHEET

30 June 2003

	Notes	2003 HK$'000	2002 HK$'000
CAPITAL AND RESERVES			
Issued capital	26	**50,894**	50,893
Reserves	27	**773,641**	622,062
Proposed dividend	10, 27	**40,715**	22,902
		865,250	695,857
MINORITY INTERESTS		**22,185**	5,032
LONG-TERM BANK LOANS – UNSECURED	25	**265,200**	–
		1,152,635	700,889

Approved by the board of directors on 27 October 2003

On behalf of the board

Cai Chong Zhen
Director

Cai Cong Yi
Director

The notes on pages 31 to 63 form an integral part of these financial statements.

BALANCE SHEET

30 June 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSETS			
Interests in subsidiaries	17	**676,346**	392,608
CURRENT ASSETS			
Prepayments, deposits and other receivables		**85**	1
Dividends receivable		**49,943**	30,155
Cash and bank balances		**64,694**	83,910
		114,722	114,066
CURRENT LIABILITIES			
Due to directors		**–**	546
Accrued liabilities and other payables		**2,112**	1,224
		2,112	1,770
NET CURRENT ASSETS		**112,610**	112,296
TOTAL ASSETS LESS CURRENT LIABILITIES		**788,956**	504,904
CAPITAL AND RESERVES			
Issued capital	26	**50,894**	50,893
Reserves	27	**432,147**	431,109
Proposed dividend	10, 27	**40,715**	22,902
		523,756	504,904
LONG-TERM BANK LOANS – UNSECURED	25	**265,200**	–
		788,956	504,904

Approved by the board of directors on 27 October 2003

On behalf of the board

Cai Chong Zhen
Director

Cai Cong Yi
Director

The notes on pages 31 to 63 form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 30 June 2003

	Notes	2003 HK$'000	2002 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation and minority interests		**235,509**	174,957
Adjustments for			
Share of result of a jointly-controlled entity		**–**	131
Depreciation		**20,817**	14,587
Interest income		**(4,513)**	(2,767)
Interest expense		**2,636**	520
Waive of debts payable to a supplier		**(3,877)**	–
Provision for doubtful debts		**670**	1,063
Loss on written off of fixed assets		**60**	237
Provision for impairment of a jointly controlled entity		**–**	534
Amortisation of goodwill and intangible assets		**9,558**	3,210
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**260,860**	192,472
Increase in inventories		**(16,158)**	(35,703)
Decrease/(increase) in accounts receivable		**992**	(99,418)
(Increase)/decrease in prepayments, deposits and other receivables		**(36,071)**	14,302
Increase in deposits for land use right and construction in progress		**(96,284)**	–
(Decrease)/increase in accounts payable		**(16,296)**	46,308
Decrease in accrued liabilities, deposits received and other payables		**(15,667)**	(36)
(Decrease)/increase in amount due to a related company		**(524)**	4,127
(Decrease)/increase in amount due to directors		**(546)**	546
CASH GENERATED FROM OPERATIONS		**80,306**	122,598
Overseas taxation paid		**(56,014)**	(25,662)
NET CASH GENERATED FROM OPERATING ACTIVITIES		**24,292**	96,936
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets		**(3,693)**	(16,719)
Proceeds from disposal of fixed assets		**274**	–
Interest received		**4,513**	2,767
Loan advance to a jointly-controlled entity		**–**	(534)
Loans to officers		**(508)**	–
Acquisition of subsidiaries	*28(b)*	**(66,021)**	–
Addition of intangible assets		**–**	(5,673)
NET CASH USED IN INVESTING ACTIVITIES		**(65,435)**	(20,159)

CONSOLIDATED CASH FLOW STATEMENT

Year ended 30 June 2003

	Notes	2003 HK$'000	2002 HK$'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Interest paid		**(1,448)**	(105)
Dividend paid		**(22,902)**	(14,297)
Capital contribution from a minority shareholder	28(a)	**3,931**	–
Bank loans raised	28(a)	**265,200**	–
Repayment of bank loans	28(a)	**(24,924)**	–
Proceeds from conversion of redeemable convertible bonds		**–**	93,546
Proceeds from issue of shares for cash consideration	28(a)	**10**	204,215
Share issue expenses		**–**	(2,364)
Expenses for redeemable convertible bonds		**–**	(10,794)
NET CASH FROM FINANCING ACTIVITIES		**219,867**	270,201
NET INCREASE IN CASH AND CASH EQUIVALENTS		**178,724**	346,978
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**465,483**	117,559
EFFECT ON FOREIGN EXCHANGE RATE CHANGES		**–**	946
CASH AND CASH EQUIVALENTS AT END OF YEAR		**644,207**	465,483
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**644,207**	465,483

The notes on pages 31 to 63 form an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

1. CORPORATE INFORMATION

The principal activity of the Company is investment holding. The principal activities of the Company's subsidiaries are set out in note 17 to the financial statements. There were no changes in the nature of the subsidiaries' principal activities during the year.

The Company is a subsidiary of Great Wall Investment Group Limited ("Great Wall Investment"), a company incorporated in the British Virgin Islands, which is considered by the directors to be the Company's ultimate holding company as at the balance sheet date.

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) BASIS OF PREPARATION

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA") and the disclosure requirements of Hong Kong Companies Ordinance and the Rules governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The financial statements are prepared under the historical cost convention as modified by the revaluation of certain properties.

b) NEW ADOPTION OF THE STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group adopted, for the first time, the following relevant SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 July 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency transaction
SSAP 15 (revised)	:	Cash flow statement
SSAP 34 (revised)	:	Employee benefits

The adoption of these revised and new SSAPs has resulted in the adoption of the following revised and new accounting policies and changes in the presentation of cash flow statement and the statement of changes in equity.

SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The main revision to this SSAP is to change the requirements from presenting a statement of recognised gains and losses to a statement of changes in equity. The consolidated statement of changes in equity for the current period and the comparative figures have been presented in accordance with this revised SSAP.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) NEW ADOPTION OF THE STATEMENTS OF STANDARD ACCOUNTING PRACTICE (Continued)

SSAP 11 (Revised) has eliminated the choice of translating the income statement of overseas subsidiaries at the closing rate for the period. They are now required to be translated at an average rate. Accordingly, on consolidation, the assets and liabilities of the Group's overseas subsidiaries are translated at the exchange rate prevailing on the balance sheet date. Income and expense items are translated at the average exchange rate for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expense in the period in which the Group's overseas subsidiary is disposed of.

SSAP 15 (Revised) prescribes the provision of information about the historical changes in cash and cash equivalents by means of a cash flow statement which classifies cash flows during the period into operating, investing and financing activities. The consolidated cash flow statement for the current period and the comparative figures have been presented in accordance with this revised SSAP.

SSAP 34 (Revised) prescribes the recognition and measurement criteria to apply to employee benefits, together with the required disclosures in respect thereof. The adoption of this SSAP has resulted in no material change to the previously adopted accounting treatments for employee benefits.

The adoption of these revised and new accounting policies had no significant effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment is required.

Unless otherwise stated, the 2002 comparative figures presented herein have incorporated the effect of the adjustments, where applicable, resulting from the adoption of the new accounting standards above.

c) CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 30 June of each year.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the sales proceeds and the Group's share of its net assets together with any goodwill or capital reserves which was not previously charged or recognised in the consolidated income statement.

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) SUBSIDIARIES

A subsidiary is an enterprise in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital, or controls the composition of its board of directors.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

e) JOINTLY-CONTROLLED ENTITIES

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Jointly-controlled entity is a contractual arrangement that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest.

Investment in jointly-controlled entity is stated at cost less provision, if necessary, for any impairment loss in value.

The Group's share of the post acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interest in jointly-controlled entity is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provision for diminution in value other than that considered to be temporary in nature deemed necessary by the directors.

f) GOODWILL

Goodwill, which represents the excess of purchase consideration over the fair values ascribed to the separable net assets of subsidiaries acquired at the date of acquisition, is stated at cost and amortised by equal annual instalments over its estimated useful economic life of five years.

Unamortised goodwill is charged to the income statement upon disposal of the relevant subsidiaries.

The carrying amount of goodwill is reviewed annually by the directors and an impairment loss is recognised where considered necessary.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) FIXED ASSETS

Fixed assets are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

Changes in the values of fixed assets are dealt with as movements in the fixed assets revaluation reserve. In the intervening years, the directors review the carrying amount of the properties and adjustment is made according to the valuation performed by independent valuers where there has been a material change in value. Increases in valuation are credited to the fixed assets revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations in respect of the same property and are thereafter debited to the income statement. Any subsequent increases are credited to the income statement up to the amount previously debited.

Depreciation is provided on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The estimated useful lives used for this purpose are as follows:

Leasehold land and buildings outside Hong Kong	Over the lease terms or 10 years, whichever is shorter
Land premium	Over the land-use-right period
Leasehold improvements	Over the lease terms or 5 years, whichever is shorter
Plant and machinery	5 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Major costs incurred in restoring fixed assets to their normal working condition are charged to the income statement. Improvements are capitalised and depreciated over their expected useful lives to the Group.

Construction in progress represents costs incurred for buildings under construction, and plant and machinery pending installation. Cost comprises direct costs incurred during the periods of construction, installation and testing. No depreciation is provided on construction in progress. Construction in progress is transferred to fixed assets when it is capable of producing a saleable output on a commercial basis.

The gain or loss on disposal of fixed assets is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

h) INTANGIBLE ASSETS

The intangible assets represent the fair value of the rights to manufacture and sale of certain pharmaceutical products in the People's Republic of China (the "PRC") of subsidiaries ascribed to its net underlying assets acquired by the Group.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) INTANGIBLE ASSETS (Continued)

The intangible assets are amortised on the straight-line basis over the estimated useful commercial life of the pharmaceutical products of five years commencing from the date when the pharmaceutical products are put into commercial production. The intangible assets are stated at cost less accumulated amortisation, and any provision for impairment in value deemed necessary by the directors.

i) IMPAIRMENT

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

Estimated recoverable amount of an asset is the greater of the estimated value from its future use and ultimate disposal, and its net selling price.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

j) INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on a first-in, first-out basis, comprises all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Provision is made for obsolete, slow moving or defective items where appropriate.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

k) TRADE RECEIVABLES

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

m) DEFERRED TAXATION

Deferred taxation is accounted for under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected with reasonable probability to crystallise in the foreseeable future. Deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

n) BORROWING COSTS

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

o) OPERATING LEASES

Lease where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases are charged to the income statement on the straight-line basis over the lease terms.

p) RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred, except where the product or process is clearly defined and the costs attributable to the product or process can be separately identified and measured reliably is technically feasible; the Company intends to produce and market, or use, the product or process; the existence of a market for the product or process or, if it is to be used internally rather than sold, its usefulness to the Company, can be demonstrated; and adequate resources exist, or their availability can be demonstrated, to complete the project and market or use the product or process.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

p) RESEARCH AND DEVELOPMENT COSTS (Continued)

Such development costs are recognised as an asset to the extent of the amount that, taken together with further development costs, related production costs, and selling and administrative costs directly incurred in marketing the product, is probable of being recovered from related future economic benefits. The excess amount is written off as incurred.

q) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of economic benefits which can be reasonably estimated will be required to settle such obligation.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

r) CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

s) REVENUE RECOGNITION

i) Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

ii) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

iii) Lease income for granting the rights to manufacture and sale of pharmaceutical products is recognised on a straight line basis over the period of the rights granted.

t) FOREIGN CURRENCIES

Transactions in foreign currencies during the year are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

For the purpose of preparing consolidated financial statements, the income statements of overseas subsidiaries and jointly-controlled entity expressed in foreign currencies are translated at the average rates of exchange for the year. The balance sheets of overseas subsidiaries and jointly-controlled entity at expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising therefrom are dealt with in the currency translation reserve.

u) EMPLOYEE BENEFITS

Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Contributions to Mandatory Provident Fund ("MPF") Scheme as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance and a state-sponsored retirement plan organised by municipal government as stipulated by the regulations of the PRC are recognised as an expense in the income statement as incurred, except to the extent that they are included in the cost of inventories not yet recognised as an expense.

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

v) RELATED PARTIES

Two parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

w) SEGMENT REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Intra-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

3. TURNOVER AND OTHER REVENUE

Turnover represents the invoiced value of goods sold, net of trade discounts and returns. All the Group's turnover is principally derived in the PRC.

	2003 HK$'000	2002 HK$'000
Turnover		
Manufacture and distribution of pharmaceutical products	**992,961**	715,717
Other revenue		
Interest income	**4,513**	2,767
Waive of debts payable to a supplier	**3,877**	–
Lease income for granting the rights to manufacture and sale of pharmaceutical products	**11,250**	–
Exchange gain	**124**	519
Others	**398**	–
	20,162	3,286
Total revenue	**1,013,123**	719,003

4. SEGMENT INFORMATION

i) Business segments

The Group is principally engaged in the manufacture and distribution of pharmaceutical products.

An analysis of the Group's performance by business segments, namely 'Manufacture and distribution of pharmaceutical products' and 'Corporate and others' is as follows:

	Manufacture and distribution of pharmaceutical products		Corporate and others			Consolidated total	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000		2003 HK$'000	2002 HK$'000
External sales	**992,961**	715,717	**–**	–	*(a)*	**992,961**	715,717
Segment results	**231,285**	181,353	**2,347**	(8,512)	*(b)*	**233,632**	172,841
Interest income	**4,492**	2,703	**21**	64	*(b)*	**4,513**	2,767
Interest expense	**(344)**	–	**(2,292)**	(520)		**(2,636)**	(520)
Share of result of a jointly-controlled entity	**–**	(131)	**–**	–		**–**	(131)
Taxation	**(52,682)**	(36,395)	**–**	–		**(52,682)**	(36,395)
Minority interests						**(7,787)**	(3,823)
Profit attributable to shareholders						**175,040**	134,739

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

4. SEGMENT INFORMATION (Continued)

i) Business segments (Continued)

	Manufacture and distribution of pharmaceutical products		Corporate and others		Consolidated total	
	2003	2002	**2003**	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Assets						
Segment assets	**1,181,321**	749,209	**114,108**	86,409	**1,295,429**	835,618
Liabilities						
Segment liabilities	**110,825**	132,924	**297,169**	1,805	**407,994**	134,729
Other information						
Capital expenditure	**3,502**	16,007	**191**	712	**3,693**	16,719
Depreciation	**20,569**	14,371	**248**	216	**20,817**	14,587
Amortisation	**9,558**	3,210	**-**	-	**9,558**	3,210
Non-cash expenses other than depreciation and amortisation	**1,415**	1,631	**15**	203	**1,430**	1,834
Surplus on revaluation of leasehold land and building recognised directly in equity	**18,000**	-	**-**	-	**18,000**	-

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

4. SEGMENT INFORMATION (Continued)

i) Business segments (Continued)

a) Turnover

	2003	2002
	HK$'000	*HK$'000*
Manufacture and distribution of:		
Anti-viral drugs	**288,727**	227,412
Chinese patent medicines	**150,173**	113,320
Antibiotics	**138,780**	87,243
Anti-hypotensive drugs	**94,112**	84,769
Vitamins	**54,255**	59,876
Analgesics	**81,491**	40,741
Chinese tonic liquor	**4,773**	29,591
Protein polysaccharide	**40,896**	–
Diagnostic kits	**29,348**	–
Alimentary system agents	**31,306**	–
Staple pharmaceutics	**42,183**	–
Others	**36,917**	72,765
	992,961	715,717

b) Profit from operating activities

	2003	2002
	HK$'000	*HK$'000*
Manufacture and distribution of:		
Anti-viral drugs	**100,773**	75,341
Chinese patent medicines	**31,898**	31,661
Antibiotics	**29,819**	18,066
Anti-hypotensive drugs	**18,335**	20,742
Vitamins	**4,445**	3,163
Analgesics	**11,590**	3,470
Chinese tonic liquor	**146**	9,246
Protein polysaccharide	**2,651**	–
Diagnostic kits	**13,331**	–
Alimentary system agents	**6,008**	–
Staple pharmaceutics	**8,964**	–
Others	**7,817**	22,367
	235,777	184,056
Corporate and others	**2,368**	(8,448)
	238,145	175,608

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

4. SEGMENT INFORMATION (Continued)

ii) Geographical segment

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. No geographical segment information is presented as over 90% of the Group's revenue and results are derived from customers based in the PRC.

An analysis of the carrying amount of segment assets and additions to fixed assets by the geographical area in which the assets are located is as follows:

	2003		2002	
	Carrying amount of segment assets	**Additions to fixed assets**	Carrying amount of segment assets	Additions to fixed assets
	HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
The PRC, excluding Hong Kong	**1,182,039**	**3,595**	749,209	16,007
Hong Kong	**113,390**	**98**	86,409	712
	1,295,429	**3,693**	835,618	16,719

5. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging:

	2003	2002
	HK$'000	*HK$'000*
Auditors' remuneration	**1,303**	808
Depreciation	**20,817**	14,587
Amortisation of intangible assets	**8,462**	2,747
Amortisation of goodwill	**1,096**	463
Loss on written off of fixed assets	**60**	237
Staff costs (excluding directors' remuneration, *note 6*):		
Wages and salaries	**10,351**	6,675
Contribution to MPF Scheme	**78**	70
Contribution to the PRC retirement scheme	**1,223**	1,208
	11,652	7,953
Operating lease rentals in respect of land and buildings	**2,346**	1,880
Provision for doubtful debts	**670**	1,063

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

6. DIRECTORS' AND FIVE HIGHEST PAID INDIVIDUALS' REMUNERATION

Details of the remuneration of the directors of the Company for the year disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance are as follows:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Fees	**–**	–
Other emoluments of executive directors:		
Basic salaries, housing benefits, other allowances and benefits in kind to executive directors	**5,672**	5,727
Retirement benefits scheme contributions to executive directors	**14**	23
	5,686	5,750

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
	2003	2002
Nil – HK$1,000,000	**3**	4
HK$1,000,001 – HK$1,500,000	**1**	–
HK$1,500,001 – HK$2,000,000	**2**	2

There were no arrangements under which a director waived or agreed to waive any remuneration.

The five highest paid individuals during the year are all directors, details of whose remuneration are set out above.

No value is included in directors' remuneration in respect of share options granted during the year ended 30 June 2003 because, in the absence of a readily available market value for the options on the Company's shares, the directors are unable to arrive at an accurate assessment of the value of the options granted.

During the year, no emoluments were paid by the Group to the directors (including five highest paid individuals) as an inducement to joint, or upon joining the Group, or compensation for loss of office.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

7. FINANCE COSTS

	Group	
	2003	2002
	HK$'000	*HK$'000*
Interest payable on:		
Bank loans wholly repayable within five years	**2,636**	–
Redeemable convertible bonds	**–**	520
	2,636	520

8. TAXATION

	Group	
	2003	2002
	HK$'000	*HK$'000*
Overseas taxation charge	**52,682**	36,395

No provision for Hong Kong profits tax has been provided for the year (2002: Nil) in respect of certain companies of the Group because these companies did not generate any assessable profits during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

Tax has not been provided by a jointly-controlled entity of the Group as no assessable profits were generated during the year (2002: Nil).

Deferred tax has not been provided because there were no significant timing differences at 30 June 2003 (2002: Nil).

No deferred tax has been provided on the revaluation surplus of the Group's properties situated in the PRC because the Group presently does not intend to dispose of such properties.

9. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is approximately HK$41,744,000 (2002: HK$23,237,000)

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

10. DIVIDENDS

	2003	2002
	HK$'000	*HK$'000*
Dividend paid		
– Final dividend for 2002 at HK4.5 cents (2001: HK4 cents) per ordinary share	**22,902**	14,297
Dividend proposed		
– Final dividend for 2003 at HK8 cents (2002: HK4.5 cents) per ordinary share	**40,715**	22,902
Total dividends in respect of the year	**40,715**	22,902

The amount of proposed final dividend is calculated based on 508,935,600 shares (2002: 508,932,000 shares) in issue as at the date of approval of these financial statements.

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2003	2002
	HK$'000	*HK$'000*
Earnings:		
Profit attributable to shareholders and earnings for the purposes of basic earnings per share	**175,040**	134,739
Effect of dilutive potential shares:		
Redeemable convertible bonds – interest expenses	**–**	520
Profit attributable to shareholders and earnings for the purposes of diluted earnings per share	**175,040**	135,259

	2003	2002
Number of shares:		
Weighted average number of shares for the purposes of basic earnings per share	**508,932,602**	402,331,726
Effect of dilutive potential shares:		
Share options	**15,648,762**	16,192,057
Redeemable convertible bonds	**–**	12,035,976
Weighted average number of shares for the purposes of diluted earnings per share	**524,581,364**	430,559,759

The computation of diluted earnings per share for the year ended 30 June 2003 does not assume the conversion of the Company's outstanding warrants since its exercise would result in an increase in earnings per share for the year.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

12. EMPLOYEE RETIREMENT SCHEME

The Group operates a defined contribution MPF retirement benefits scheme (the "Hong Kong Scheme") under the Mandatory Provident Fund Scheme Ordinance, for those employees who are eligible to participate in the Hong Kong Scheme. The Hong Kong Scheme became effective on 1 December 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the Hong Kong Scheme. The assets of the Hong Kong Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the Hong Kong Scheme.

Pursuant to the relevant regulations of the PRC government, subsidiaries of the Company operating in the PRC have participated in a local municipal government retirement benefits scheme (the "PRC Scheme") whereby the subsidiaries are required to contribute 20% of the basic salaries of their employees to the PRC Scheme to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiaries. The only obligation of the Group with respect to the PRC Scheme is to pay the ongoing required contributions under the PRC Scheme. Contributions under the PRC Scheme are charged to the income statement as incurred. There are no provisions under the PRC Scheme whereby forfeited contributions may be used to reduce future contributions.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

13. FIXED ASSETS

	Leasehold land and buildings HK$'000	Land premium HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Group								
Cost or valuation								
At 1/7/2002								
At cost	–	–	6,422	58,056	1,184	1,753	–	67,415
At professional valuation	47,950	17,904	–	–	–	–	–	65,854
	47,950	17,904	6,422	58,056	1,184	1,753	–	133,269
Acquisition of subsidiaries	34,939	–	–	15,082	185	1,277	2,030	53,513
Additions	434	–	24	673	350	911	1,301	3,693
Disposal	(606)	–	–	(48)	–	(24)	–	(678)
Transfer	2,218	–	–	–	–	–	(2,218)	–
Revaluation surplus	18,000	–	–	–	–	–	–	18,000
Reclassification	17,904	(17,904)	–	–	–	–	–	–
At 30/6/2003	**120,839**	**–**	**6,446**	**73,763**	**1,719**	**3,917**	**1,113**	**207,797**
Accumulated depreciation								
At 1/7/2002	4,286	269	4,979	16,293	460	1,136	–	27,423
Provided during the year	7,047	–	1,069	11,991	253	457	–	20,817
Written back on disposal	(320)	–	–	(6)	–	(18)	–	(344)
Reclassification	269	(269)	–	–	–	–	–	–
At 30/6/2003	**11,282**	**–**	**6,048**	**28,278**	**713**	**1,575**	**–**	**47,896**
Net book value								
At 30/6/2003	**109,557**	**–**	**398**	**45,485**	**1,006**	**2,342**	**1,113**	**159,901**
At 30/6/2002	43,664	17,635	1,443	41,763	724	617	–	105,846
An analysis of cost or valuation of the fixed assets held by the Group at 30 June 2003 is as follows:								
At cost	–	–	398	45,485	1,006	2,342	1,113	50,344
At professional valuation	109,557	–	–	–	–	–	–	109,557
	109,557	–	398	45,485	1,006	2,342	1,113	159,901

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

13. FIXED ASSETS (Continued)

The Group's leasehold land and buildings are all situated outside Hong Kong and are held under medium term leases. All the leasehold land and buildings were revalued by BMI Appraisals Limited, an independent firm of professional valuers, at 30 June 2003 at approximately HK$109,557,000 on a depreciated replacement cost basis. A surplus of HK$18,000,000 arising therefrom and representing the excess of the revalued amounts over the then carrying values of the revalued assets, on an individual assets basis, has been credited to the fixed assets revaluation reserve *(note 27)*.

Had the Group's leasehold land and buildings and land premium been stated at costs less accumulated depreciation, they would have been included in the financial statements at approximately HK$82,271,000 (2002: HK$51,806,000).

14. GOODWILL

	Group *HK$'000*
Cost	
At 1/7/2002	2,319
On acquisition of subsidiaries	3,368
At 30/6/2003	5,687
Amortisation	
At 1/7/2002	618
Provided for the year	1,096
At 30/6/2003	1,714
Net book value	
At 30/6/2003	3,973
At 30/6/2002	1,701

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

15. INTANGIBLE ASSETS

	Group
	HK$'000
Cost	
At 1/7/2002	39,988
On acquisition of subsidiaries	48,459
At 30/6/2003	88,447
Amortisation	
At 1/7/2002	2,747
Provided for the year	8,462
At 30/6/2003	11,209
Net book value	
At 30/6/2003	77,238
At 30/6/2002	37,241

As at 30 June 2003, the products in respect of which certain intangible assets amounted to approximately HK$21,674,000 have not yet been put into commercial production and accordingly, no amortisation has been provided for relevant intangible assets acquired during the year.

16. INTEREST IN A JOINTLY-CONTROLLED ENTITY

	Group	
	2003	2002
	HK$'000	*HK$'000*
Share of net assets	**–**	–
Amount due from a jointly-controlled entity	**534**	534
	534	534
Less: Provision for impairment	**(534)**	(534)
	–	–

Particulars of the jointly-controlled entity are set out below:

Name	Business structure	Place of establishment and operation	Paid-up registered capital	Percentage of Ownership interest	Percentage of Voting power	Principal activity
上海邁迪生物技術研究有限公司	Corporate	People's Republic of China	RMB200,000	70%	70%	Research and development

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

17. INTERESTS IN SUBSIDIARIES

	Company	
	2003	2002
	HK$'000	*HK$'000*
Unlisted shares, at cost	**135,015**	105,015
Due from subsidiaries	**541,331**	287,593
	676,346	392,608

The balances due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the subsidiaries are set out below:

Name	Place of incorporation/ establishment and operations	Nominal value of issued and paid-up share/ registered capital	Equity interests attributable to the Company 2003	2002	Principal activities
Held directly					
Far East Global Group Limited ("FEGG")	British Virgin Islands	US$1,001	**100%**	100%	Investment holding
Held indirectly					
Fujian Desheng Pharmaceuticals Company Limited ("Desheng")	People's Republic of China	RMB105,518,000	**100%**	100%	Manufacture and distribution of pharmaceutical products
Global Profit Far East Limited	Hong Kong	HK$2	**100%**	100%	Investment holding
Fujian Yannian Pharmaceutical Company Limited ("Yannian")	People's Republic of China	RMB23,880,000	**85%**	85%	Manufacture and distribution of pharmaceutical products
First Sight Technology Group Limited	British Virgin Islands	USD1	**100%**	–	Investment holding

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

17. INTERESTS IN SUBSIDIARIES (Continued)

Name	Place of incorporation/ establishment and operations	Nominal value of issued and paid-up share/ registered capital	Equity interests attributable to the Company 2003	2002	Principal activities
Held indirectly					
Boomtown Ventures Limited	British Virgin Islands	USD10	**100%**	–	Investment holding
Desheng Pharmaceutical Technology (Shenzhen) Company Limited	People's Republic of China	RMB3,183,000	**100%**	–	Not yet commence business
Xiamen Talent Biotech Company Limited	People's Republic of China	RMB8,000,000	**100%**	–	Manufacture and distribution of pharmaceutical products
Shanghai Penta Ocean Medical and Health Care Food Co. Ltd.	People's Republic of China	RMB114,710,175	**95.8%**	–	Manufacture and distribution of pharmaceutical products
上海德勝科技集團（安慶）制藥有限公司	People's Republic of China	RMB10,000,000	**90%**	–	Manufacture and distribution of pharmaceutical products

18. DEPOSITS FOR LAND USE RIGHT AND CONSTRUCTION IN PROGRESS

The Group has entered into an agreement with the Land Administration Bureau of the Qingpu District, Shanghai City, the PRC (the "LAB") in respect of the purchase of a parcel of land in Qingpu District, Shanghai City, the PRC for the purposes of establishment of drug production facilities and its related auxiliary facilities. The cost payment amounting to approximately HK$56,540,000 of the land use right was paid. The land use right certificate of the land has not been obtained as certain legal and registration procedures are still in progress. The deposit payments for construction on the relevant production facilities and its related auxiliary facilities were amounted to approximately HK$39,744,000.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

19. INVENTORIES

	Group	
	2003	2002
	HK$'000	*HK$'000*
Raw materials	**52,729**	31,780
Work in progress	**2,226**	253
Finished goods	**18,117**	14,670
	73,072	46,703

No inventories were stated at net realisable value at 30 June 2003 (2002: Nil).

20. ACCOUNTS RECEIVABLE

The aging of the Group's accounts receivable is analysed as follows:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Outstanding balances with ages:		
30 days or less	**98,771**	88,071
31 days to 60 days	**70,157**	79,440
61 days to 180 days	**19,467**	10,323
Over 180 days	**589**	–
Total	**188,984**	177,834

Trading terms with customers are largely on credit, except for new customers where payment in advance is normally required. Invoices are normally payable within 60 days of issuance, except for established customers when the terms are extended to 90 days. Each customer has a maximum credit limit, which is granted and approved by senior management. The Group seeks to maintain strict control over its outstanding receivables and overdue balances are regularly reviewed by senior management. Accounts receivable are recognised and carried at their original invoiced amounts less any provisions for doubtful debts when collection of the full amount is no longer probable. Bad debts are written off as incurred.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

21. LOANS TO OFFICERS

	Group	
	2003	2002
	HK$'000	*HK$'000*
Name – 沈立忠, marketing manager of a subsidiary		
Balance as at year ended	**254**	–
Maximum balance during the year	**254**	–
Name – 張錫明, sale manager of a subsidiary		
Balance as at year ended	**254**	–
Maximum balance during the year	**254**	–
Total	**508**	–

The balances are unsecured, interest free and repayable on demand.

22. CASH AND BANK BALANCES

As at 30 June 2003, the Group's cash and bank balances denominated in Renminbi ("RMB") amounted to approximately HK$226,661,000 (2002: HK$381,563,000). RMB is not freely convertible into foreign currencies. Under the PRC's Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks that are authorised to conduct foreign exchange business.

23. ACCOUNTS PAYABLE

The aging of the Group's accounts payable is analysed as follows:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Outstanding balances with ages:		
30 days or less	**49,062**	65,004
31 days to 60 days	**1,433**	156
61 days to 180 days	**2,279**	–
Over 180 days	**8,751**	796
	61,525	65,956

24. DUE TO A RELATED COMPANY

The balance is unsecured, interest-free and repayable on demand.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

25. BANK LOANS

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Unsecured bank loans				
– Amounts repayable within 1 year	**2,648**	–	**–**	–
– Amounts repayable within 2 to 5 years	**23,400**	–	**23,400**	–
	26,048	–	**23,400**	–
Unsecured syndicated loan				
– Amounts repayable within 1 year	**–**	–	**–**	–
– Amounts repayable within 2 to 5 years	**241,800**	–	**241,800**	–
	241,800	–	**241,800**	–
Total bank loans	**267,848**	–	**265,200**	–
Short-term bank loan	**2,648**	–	**–**	–
Current portion of bank and syndicated loans	**–**	–	**–**	–
Non-current portion of bank and syndicated loans	**265,200**	–	**265,200**	–
	267,848	–	**265,200**	–

The syndicated loan of USD31,000,000 (equivalent to HK$241,800,000) is interest bearing at London Inter-Bank Offered Rate plus 1.5% per annum and repayable by 7 quarterly instalments commencing from 18 months after the date of the relevant loan agreement of 7 May 2003.

26. SHARE CAPITAL

	Company	
	2003	2002
	HK$'000	*HK$'000*
Authorised:		
1,000,000,000 ordinary shares of HK$0.10 each (2002: 1,000,000,000 ordinary shares of HK$0.10 each)	**100,000**	100,000
Issued and fully paid:		
508,935,600 ordinary shares of HK$0.10 each (2002: 508,932,000 ordinary share of HK$0.10 each)	**50,894**	50,893

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

26. SHARE CAPITAL (Continued)

The following is a summary of the above movements in the issued share capital of the Company:

	Number of share issued	Par value HK$'000
Share capital as at 1 July 2001	344,000,000	34,400
Shares issued on conversion of redeemable convertible bonds	70,482,000	7,048
Shares issued on placements	80,000,000	8,000
Shares issued on exercise of share options	14,450,000	1,445
Share capital as at 30 June 2002 and 1 July 2002	508,932,000	50,893
Shares issued on exercise of warrants	3,600	1
Share capital as at 30 June 2003	508,935,600	50,894

At the extraordinary general meeting of the Company held on 27 October 2003, an ordinary resolution approving the subdivision of each of the existing issued and unissued shares of HK$0.10 each in the share capital of the Company be subdivided (the "Share Subdivision") into four shares of HK$0.025 each (the "Subdivided Shares") was passed. Immediately following the implementation of the Share Subdivision, (i) the authorised share capital of the Company will be HK$100,000,000 which is divided into 4,000,000,000 Subdivided Shares and (ii) 2,035,742,400 Subdivided Shares will be in issue.

(a) Share options

The Company operates a share option scheme, further details of which are set out under the heading "Share option" in the Report of the Directors.

Details of share options are as follows:

Name of category of participant	Date of grant	Exercise period	Exercise price per share HK$	Balance at 1/7/2002	Granted during the year	Exercised during the year	Balance at 30/6/2003
Directors	19/1/2001	19/1/2001 to 18/1/2011	0.652	4,000,000	–	–	4,000,000
	27/3/2001	27/3/2001 to 26/3/2011	0.7696	21,000,000	–	–	21,000,000
Employees	21/1/2002	9/1/2002 to 8/1/2012	2.185	27,000,000	–	–	27,000,000
				52,000,000	–	–	52,000,000

(b) Warrants

By an ordinary resolution passed at an extraordinary general meeting of the Company on 29 April 2002, the Company issued warrants conferring the warrant holders rights to subscribe for shares in the Company between 7 May 2002 and 6 May 2003 (both days inclusive) on the basis of one warrant for every five shares in the Company then held. Each of the warrant entitles the registered holders to subscribe for new share of HK$0.1 each in the Company at an initial subscription price of HK$2.62 per share. During the year, 3,600 units of warrants were exercised and rights allocated to the remaining warrants expired after 6 May 2003.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

27. RESERVES

	Share premium	Statutory surplus reserve	Statutory public welfare reserve	Fixed assets revaluation reserve	Currency translation reserve	Capital reserve	Retained profits	Total
		Note (a)	*Note (b)*			*Note (c)*		
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Group								
At 1/7/2001	55,478	15,605	7,554	11,303	-	11,022	153,867	254,829
Transfer from retained profits to reserves	-	12,082	-	-	-	-	(12,082)	-
Net profit for the year	-	-	-	-	-	-	134,739	134,739
Exchange differences arising from translation of financial statements of overseas operations	-	-	-	-	1,593	-	-	1,593
Minority interests thereon – *note 28(a)*	-	-	-	-	(10)	-	-	(10)
Issue of shares	281,268	-	-	-	-	-	-	281,268
Share issue expenses	(2,364)	-	-	-	-	-	-	(2,364)
Expenses for redeemable convertible bonds	(10,794)	-	-	-	-	-	-	(10,794)
Dividend paid	-	-	-	-	-	-	(14,297)	(14,297)
At 30/6/2002 and 1/7/2002	323,588	27,687	7,554	11,303	1,583	11,022	262,227	644,964
Transfer from retained profits to reserves	-	18,196	-	-	-	-	(18,196)	-
Net profit for the year	-	-	-	-	-	-	175,040	175,040
Revaluation surplus	-	-	-	18,000	-	-	-	18,000
Minority interests thereon – *note 28(a)*	-	-	-	(755)	-	-	-	(755)
Issue of shares	9	-	-	-	-	-	-	9
Dividend paid	-	-	-	-	-	-	(22,902)	(22,902)
At 30/6/2003	**323,597**	**45,883**	**7,554**	**28,548**	**1,583**	**11,022**	**396,169**	**814,356**
Representing:								
The Company and subsidiaries	323,597	45,883	7,554	28,548	1,583	11,022	396,300	814,487
Jointly-controlled entity	-	-	-	-	-	-	(131)	(131)
	323,597	45,883	7,554	28,548	1,583	11,022	396,169	814,356

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

27. RESERVES (Continued)

	2003	2002
	HK$'000	*HK$'000*
Representing:		
Reserves	**773,641**	622,062
Proposed dividend	**40,715**	22,902
	814,356	644,964

	Share premium	Capital reserve	Retained profits	Total
		Note (c)		
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Company				
At 1/7/2001	55,478	104,915	16,568	176,961
Net profit for the year	–	–	23,237	23,237
Issue of shares	281,268	–	–	281,268
Share issue expenses	(2,364)	–	–	(2,364)
Expenses for redeemable convertible bonds	(10,794)	–	–	(10,794)
Dividend paid	–	–	(14,297)	(14,297)
At 30/6/2002 and 1/7/2002	323,588	104,915	25,508	454,011
Net profit for the year	–	–	41,744	41,744
Issue of shares	9	–	–	9
Dividend paid	–	–	(22,902)	(22,902)
At 30/6/2003	**323,597**	**104,915**	**44,350**	**472,862**

	2003	2002
	HK$'000	*HK$'000*
Representing:		
Reserves	**432,147**	431,109
Proposed dividend	**40,715**	22,902
	472,862	454,011

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

27. RESERVES (Continued)

Notes:

(a) Subsidiaries of the Company established in the PRC and foreign investment enterprises are required to transfer 10% of their profit after tax (after offsetting prior years losses) calculated in accordance with the PRC accounting regulations to the statutory surplus reserve until the reserve reaches 50% of their respective registered capital, upon which any further appropriation will be at the directors' recommendation. Such reserve may be used to reduce any losses incurred by the subsidiaries or be capitalised as paid-up capital of the subsidiaries.

(b) Subsidiaries of the Company established in the PRC are required to transfer 5% to 10% of their profit after tax (after offsetting prior years losses) calculated in accordance with the PRC accounting regulations to the statutory public welfare reserve. The use of this reserve is restricted to capital expenditure incurred for staff welfare facilities. The statutory public welfare reserve is not available for distribution, except upon liquidation of the subsidiaries.

(c) The capital reserve of the Group represents the difference between the nominal value of the share/registered capital of the subsidiaries acquired, pursuant to the reorganisation scheme which rationalising the structure of the Group for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited and completed on 26 July 2002 ("Group Reorganisation"), over the nominal value of the share capital of the Company issued in exchange therefor.

The capital reserve of the Company arose as a result of the same Group Reorganisation and represents the excess of the then combined net assets of the subsidiaries acquired over the nominal value of the share capital of the Company issued in exchange therefor.

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

a) Analysis of changes in financing during the year

	Share capital and share premium HK$'000	Bank loans HK$'000	Redeemable convertible bonds HK$'000	Minority interests HK$'000
At 1/7/2001	89,878	–	–	1,199
Minority shareholder's share of:				
Currency translation reserve – *note 27*	–	–	–	10
Net profit for the year	–	–	–	3,823
Net cash inflow from financing	191,057	–	93,546	–
Conversion of redeemable convertible bonds	93,546	–	(93,546)	–
At 30/6/2002 and 1/7/2002	374,481	–	–	5,032
Arising on acquisition of subsidiaries	–	27,572	–	4,680
Minority shareholder's share of:				
Fixed asset revaluation reserve – *note 27*	–	–	–	755
Net profit for the year	–	–	–	7,787
Capital contribution	–	–	–	3,931
Bank loans raised	–	265,200	–	–
Repayment of bank loans	–	(24,924)	–	–
Net cash inflow from financing	10	–	–	–
At 30/6/2003	**374,491**	**267,848**	**–**	**22,185**

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (Continued)

b) Acquisition of subsidiaries

	2003	2002
	HK$'000	*HK$'000*
Net assets acquired:		
Fixed assets	**53,513**	–
Intangible assets	**48,459**	–
Inventories	**10,211**	–
Accounts receivable	**12,812**	–
Prepayment, deposits and other receivables	**14,381**	–
Tax recoverable	**30**	–
Cash and bank balances	**20,471**	–
Accounts payable	**(15,742)**	–
Accrued liabilities, deposits received and other payables	**(28,759)**	–
Bank loans	**(27,572)**	–
Minority interests	**(4,680)**	–
	83,124	–
Goodwill on acquisition	**3,368**	–
	86,492	–
Satisfied by:		
Cash consideration	**86,492**	–

Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries

	2003	2002
	HK$'000	*HK$'000*
Cash consideration	**86,492**	–
Cash and bank balances acquired	**(20,471)**	–
	66,021	–

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

29. RELATED PARTY TRANSACTIONS AND CONNECTED TRANSACTIONS

During the year, the Group entered into the following transactions with related companies:

	Notes	2003 HK$'000	2002 HK$'000
Advertising expenses paid	(i)	**17,508**	16,520
Purchases of packing materials	(ii)	**83,308**	75,470
Rental expenses paid	(iii)	**1,351**	1,351

Notes:

(i) Advertising expenses paid to 福建德勝廣告有限公司, a related company beneficially owned by Mr. Cai Chong Zhen, a director of the Company, were charged based on the actual costs incurred plus a mark-up of 10%.

(ii) The directors consider that the purchases of packing materials from 福州德勝印刷有限公司, a related company beneficially owned by Mr. Chen Ching Ken, a director of the Company, were made on similar terms obtained from other third party suppliers of the Group and were carried out in the ordinary course of business of the Group. The balance due to 福州德勝印刷有限公司 amounted to approximately HK$9,216,000 at 30 June 2003. (2002: approximately HK$9,740,000)

(iii) The rental expenses were paid to 福建德勝實業有限公司 (the "Landlord"), a related company beneficially owned by Mr. Cai Chong Zhen. The rental was determined between the Landlord and the Group with reference to the prevailing market conditions.

30. CONTINGENT LIABILITIES

As at 30 June 2003, the Group had contingent liabilities not provided for as follows:

	2003 HK$'000	2002 HK$'000
Guarantees for banking and loan facilities granted to third parties	**4,523**	-

NOTES TO FINANCIAL STATEMENTS

Year ended 30 June 2003

31. COMMITMENTS

As at 30 June 2003, the Group had the following commitments:

	2003	2002
	HK$'000	*HK$'000*
(a) Capital commitments contracted but not provided for in respect of		
– construction contracts on production plant and facilities	133,010	–
– purchase of machinery and equipment	15,287	–
	148,297	–
(b) Capital commitments authorised but not contracted in respect of purchase of land use right	84,810	–
(c) Future aggregate minimum lease payments under operating leases in respect of land and buildings		
– within one year	2,230	2,230
– in the second to fifth year inclusive	968	3,198
	3,198	5,428

32. FUTURE MINIMUM RENTAL PAYMENTS RECEIVABLE

As at 30 June 2003, the Group had future minimum rental payments receivable in respect of granting the rights to manufacture and sale of pharmaceutical products as follows:

	2003	2002
	HK$'000	*HK$'000*
Within one year	16,500	–
In the second to fifth year inclusive	21,250	–
	37,750	–

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the shareholders of Far East Pharmaceutical Technology Company Limited (the "Company") will be held at Prince III, 3/F, The Marco Polo Prince Hotel, Harbour City, 23 Canton Road, Kowloon, Hong Kong on Thursday, 18 December 2003 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the directors and of the auditors for the year ended 30 June 2003;

2. To declare a final dividend;

3. To re-elect directors of the Company and to authorize the Board of Directors to fix directors' remuneration;

4. To appoint auditors of the Company and to authorize the Board of Directors to fix auditors' remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase its own shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

      (iii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held.";

NOTICE OF ANNUAL GENERAL MEETING

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company (the "Shares") and to make or grant offers, agreements and options which would or might require the exercise of such powers during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where Shares are offered to the Company's shareholders on a fixed record date in proportion to their then holdings of Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or any eligible grantee pursuant to the scheme of Shares or rights to acquire Shares, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company, the total nominal amount of additional Shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held."; and

NOTICE OF ANNUAL GENERAL MEETING

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

   "**THAT** the general mandate granted to the directors of the Company (the "Directors") pursuant to resolution no. 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the powers of the Company to purchase such shares since the granting of such general mandate referred to in the above resolution no. 5 provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution.".

By Order of the Board
Cai Chong Zhen
Chairman

Hong Kong, 27 October 2003

Notes:

(a) The Register of Members of the Company will be closed from Friday, 12 December 2003 to Thursday, 18 December 2003 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 30 June 2003 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Thursday, 11 December 2003.

(b) A shareholder of the Company, who is the holder of two or more shares of the Company, entitled to attend and vote at the Annual General Meeting is entitled to appoint more than one proxy to attend and vote on his behalf. A proxy need not be a shareholder of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

(c) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjourned meeting.

(d) A circular setting out further information regarding the above resolutions nos. 5 to 7 will be despatched to shareholders of the Company shortly.

遠東生物制藥
FAR EAST PHARMACEUTICAL



遠東生物制藥科技有限公司

（於開曼群島註冊成立之有限公司）

二零零三年年報

目錄

頁次

公司資料

註冊辦事處	Century Yard Cricket Square Hutchins Drive P.O. Box 2618 GT George Town Grand Cayman British West Indies
總辦事處及主要營業地點	香港九龍 尖沙咀港威大廈 康聯亞洲大樓2305室
法定代表	蔡崇真先生
公司主席	蔡崇真先生
董事總經理	曹銘升先生
公司秘書	梁寶漢先生
主要往來銀行	中國工商銀行 中國 福建省 永泰縣 南湖路17號 永泰分行 中國農業銀行 中國 福建省 福州市閩侯縣 上街鎮金玉街 閩侯分行

公司資料

	渣打銀行 香港皇后大道中15號 置地廣場 公爵大廈1樓
開曼群島股份過戶登記總處	Bank of Butterfield International (Cayman) Ltd. Butterfield House Fort Street P.O. Box 705 George Town Grand Cayman Cayman Islands
香港股份過戶登記分處	登捷時有限公司 香港 灣仔 告士打道56號 東亞銀行港灣中心地下
核數師	陳葉馮會計師事務所有限公司 香港 銅鑼灣 軒尼詩道500號 興利中心37樓

主席報告

業務及財務回顧

本集團於本年度之營業額為992,961,000港元(二零零二年:715,717,000港元),較二零零二年增加約38.7%。本年度股東應佔日常業務純利約為175,040,000港元,較去年增加29.9%。本年度之每股基本盈利則約為34.4港仙(二零零二年:33.5港仙)。

於回顧年度,銷售及分銷成本為110,856,000港元(二零零二年:71,150,000港元),佔本集團總營業額約11.2%,較去年上升55.8%。行政開支為42,714,000港元(二零零二年:28,438,000港元),佔本集團總營業額約4.3%。

財務增長主要來源是收購、新藥成長和常規業務的自然增長。

總體業務自然增長良好

本集團的藥品種數達270種,常規品種業績增長38.6%,其中:

抗病毒感冒藥

於本年度內,抗病毒感冒藥之銷售額約為288,727,000港元,佔本集團營業總額29.1%,較去年增加約27.0%。由於金剛感冒片治療普通感冒、咳嗽及流行性感冒療效顯著,加上有關當局禁售16種含有鹽酸苯丙醇胺(PPA,主要用於治療普通感冒、咳嗽及流行性感冒)之藥物,故此市場對金剛感冒片之需求增加,致使抗病毒感冒藥之銷售額上升。

於二零零零年十一月十六日,中國國家藥品監督管理局宣佈禁售16種含PPA之藥物,部份主要競爭對手之產品被列入上述禁售藥物之名單。董事會相信,本集團已掌握此黃金機會,擴大金剛感冒片等不含PPA之抗病毒感冒藥之市場佔有率。

主席報告

業務及財務回顧（續）

總體業務自然增長良好（續）

中成藥

中成藥之營業額由去年113,320,000港元增加至本年度約150,173,000港元，較去年同期增加約32.5%。由於本集團採取有效市場策略，同時借助本集團與批發商及分銷商之良好業務關係有效加強產品之市場滲透，因此中成藥銷售額取得令人鼓舞之增長。

抗高血壓藥

於本年度內，「復方降壓膠囊」銷售額約為85,857,000港元，佔本集團總營業額8.6%。「復方降壓膠囊」將成為本集團日後主要產品之一。

營運利潤和提升

於非典型時期，本集團的銷售十分旺盛，尤其金剛感冒片、雙黃蓮及板藍根顆粒等抗菌消炎產品供不應求。

集團的經營毛利為37.4%。

在本年度內，本集團在銷售終端的覆蓋上大有提高。於本年度末，本集團共覆蓋了2,000家醫院及26,000家藥店。

重大融資及資本市場活動

為了在不攤薄股權的前提下增加本集團的投資能力和流動資金，本集團於二零零三年五月七日獲得了由國際性銀行組成銀團提供的3,100萬美元無抵押銀團貸款，為期3年。資金將大部分用於企業收購和新藥研發，其餘將用於上海的集團總部建設和營運資金。

於二零零三年五月二十一日，本公司與一間銀行訂立貸款協議，以取得為期3年的300萬美元無抵押貸款融資，將用作本集團一般資金需求。

主席報告

股息

董事會建議向於二零零三年十二月十八日星期四名列本公司股東名冊之本公司股東派發本年度年終股息每股面值0.10港元股份8港仙(在二零零三年十月二十八日本公司之股份拆細後,此股息將為每股面值0.025港元拆細股份2港仙)(二零零二年股息:每股面值0.10港元股份4.5港仙)。待本公司股東於本公司將於二零零三年十二月十八日星期四舉行之應屆股東週年大會批准後,上述擬派年終股息將約於二零零三年十二月三十一日派發予本公司股東。

發行股份所得款項用途

於二零零零年八月二十三日,本公司根據發售新股及配售(定義見於二零零零年八月十一日刊發之本公司售股章程)按每股1.00港元之發行會發行合共80,000,000股新股份。扣除開支後之所得款項淨額約為67,000,000港元。截至二零零三年六月三十日止,本公司已按售股章程所載條款動用所得款項淨額中之大部份,詳情如下:

- 動用13,000,000港元,在中國設立新廠房;
- 動用17,000,000港元,為於中國之廠房購置有關之生產設備及設施;
- 動用1,500,000港元,開發及研究新醫藥配方及提高本集團現有生產技術、生產比率及產品質素;及
- 動用13,000,000港元,擴展本集團之分銷及銷售網絡。

至於尚未動用之上市所得款項,現時存放在銀行作短期存款。

未來展望

中國制藥行業每年持續以兩位數增長,同時行業整合和併購的持續進行也將為擴張性企業帶來了龐大的成長空間。在目前領導性企業佔全國市場僅3%, 單廠不足1%之分散行業結構下,整合和併購使市場份額和資源逐步集中到一批優秀的制藥集團手中。這些集團將更享有規模優勢進一步來控制中國的市場和資源,從而形成良性發展。

主席報告

未來展望(續)

本集團將致力於成為中國醫藥界最具收購整合能力的上市公司。在未來的幾年內，本集團將繼續進行行業內收購，並根據公司的實力逐步提高收購的規模和質量，尤其在家庭常用的非處方藥物產品、心血管神經類產品、原料藥和醫藥分銷和零售等領域進行快速整合，並形成優勢。

本集團將通過覆蓋和直接控制更多的藥品銷售終端來使營銷能力進一步堅實。除了目前通過醫藥代表覆蓋的終端外，本集團將迅速建立全國的直接分銷渠道和零售終端，以提高本集團產品的市場可見度和覆蓋率，並為未來的國內外代理合作等奠定基礎。在全國的主要藥品消費城市，本集團將進行整合性宣傳，包括電視、戶外傳媒、報刊及特殊事件驅動的營銷。

本集團將進一步投資於新藥收購和研發，確保每年有源源不斷的新藥上市，以保持本集團持續增長的業績和競爭力。在已經建立起來的高效率的收購運作、新藥管理、營銷平台和暢通的資本通道的支持下，也在本集團各位同仁的共同努力下，本集團有信心發揮優勢，繼續「收購為主、新藥為輔」的戰略，發展成為中國領先的整合性醫藥集團公司。

致意

本人謹藉此機會，就董事會成員之領導及所有員工之努力致以萬分感激，並就股東對本公司之不斷支持衷心致謝。本集團之增長及發展策略實有賴股東之支持，而本集團定當全力以赴，再創佳績，務求為股東帶來更大利益。

主席
蔡崇真

香港，二零零三年十月二十七日

管理層討論及分析

流動資金及財務資源

於本年度，本集團之資金主要來自日常業務所得、發售新股與配售（定義見本公司於二零零零年八月十一日之本公司售股章程）所得現金及分別於二零零零年及二零零一年配售20,000,000股和60,000,000股本公司股份，以及於二零零一年向瑞士信貸第一波士頓（香港）有限公司發行120,000,000美元可換股債券所得現金。於二零零三年六月三十日，本集團的現金及銀行結餘合共為644,207,000港元（二零零二年：465,483,000港元）。於二零零三年六月三十日，本集團之資產總值為1,295,429,000港元（二零零二年：835,618,000港元），流動負債為142,794,000港元（二零零二年：134,729,000港元），而股東權益則為865,250,000港元（二零零二年：695,857,000港元）。本集團於本年度內一直穩定維持雄厚之經營資本，於二零零三年六月三十日之流動資產淨值為815,240,000港元（二零零二年：556,101,000港元），二零零三年六月三十日之流動資金比率為6.71倍（二零零二年：5.13倍）。

於二零零三年六月三十日，本集團有未償借貸267,848,000港元（二零零二年：無）。

本集團之業務營運主要採用人民幣及港元計價，有見目前人民幣兑港元之匯率穩定，本集團認為所面對的外匯波動風險極微。

董事會相信，本集團具備充裕流動資金應付各項承擔及營運所需。

或然負債

於二零零三年六月三十日，本集團有未撥備或然負債如下（二零零二年：無）：

	二零零三年 *千港元*
授予第三方之銀行及貸款融通之擔保	**4,523**

承擔

於二零零三年六月三十日，本集團有承擔如下：

	二零零三年 *千港元*
(a) 已契諾但未就以下各項撥備之資本承擔：	
—生產廠房及設施之建築合同（二零零二年：無）	**133,010**
—購置機器及設備（二零零二年：無）	**15,287**
	148,297
(b) 已授權但未就購入土地使用權契諾之資本承擔（二零零二年：無）	**84,810**
(c) 根據有關土地及樓宇之經營租約而須支付之未來租金下限	
—一年內（二零零二年：2,230,000港元）	**2,230**
—第二至第五年（包括首尾兩年）（二零零二年：3,198,000港元）	**968**
	3,198

管理層討論及分析

本集團資產抵押

於二零零三年六月三十日，本集團資產概無用作擔保任何債項之抵押。

僱員及薪酬政策

於二零零三年六月三十日，本集團在香港及中國僱有約2,900名僱員。

本集團僱員之薪酬政策及待遇乃經董事會審閱及批准。除公積金及雙糧外，亦按個人表現釐定不定額花紅，以表彰及獎勵僱員對本集團作出之貢獻。

根據本公司之現有購股權計劃，本公司及各附屬公司之僱員（包括董事）可獲授可認購本公司股份之購股權。

董事及高級管理人員履歷

董事

執行董事

蔡崇真先生，47歲，本公司之執行董事兼主席。

蔡先生與陳先生共同負責本集團之策略計劃、集團政策、整體管理及市場推廣。一九八四年至一九九一年間，蔡先生任職於福建政府機關，負責監督中國福建省所有工業企業之管理，同期亦於一家出版企業管理雜誌之出版社擔任總編輯。蔡先生畢業於福州大學，持有企業管理學士學位，並擁有逾17年企業管理經驗。

陳靜根先生，83歲，本集團創辦人及本公司之執行董事兼副主席。

陳先生是蔡從義先生及蔡崇真先生之親屬。陳先生負責本集團全盤政策及發展策略，亦負責監督本集團之營運及管理。陳先生擁有逾50年企業管理及財務管理經驗。

曹銘升先生，37歲，本公司執行董事兼董事總經理。

曹先生負責管理上市公司之整體運作，制訂本集團之方針及政策，發展本集團與國際銀行、基金以及機構投資者的緊密關係。曹先生一九八八年畢業於上海復旦大學，彼於銀行界、商界、資訊科技界、公司管治、財務會計、証券基金、投資顧問及於領導及策劃國際著名品牌在中國成功分銷方面擁有逾15年經驗。曹先生曾擔任多間香港主板及創業板上市公司之執行董事及董事總經理。於加入本集團以前，曹先生曾為南方中天證券有限公司於香港之董事總經理，以及長遠電信網絡集團有限公司之執行董事。

蔡從義先生，52歲，本公司之執行董事。

蔡先生是蔡崇真先生之胞兄。蔡先生於一九九六年加入本集團，負責監察本集團產品之品質、處理本集團業務之日常運作及確保產品品質符合有關規定。蔡先生於福建醫科大學取得醫科學士學位，從事醫學研究逾12年。

黃瑞光先生，55歲，本公司之執行董事。

黃先生負責本集團之日常行政工作。黃先生擁有逾18年在中國生產及銷售藥品之經驗。

陳微先生，38歲，本公司之執行董事。

陳先生負責本集團之新藥委員會，主持本集團新藥開發及技術研究和發展。陳先生為美國德克薩斯州立大學分子生物學碩士和休斯敦大學商學院工商管理碩士，在加盟本集團之前在美國德州基因制藥公司及猶他州天然陽光制藥公司擔任高級研究員、研發經理及西南地區經理。陳先生於二零零二年四月加入集團，為本集團研究技術總監，二零零二年六月一日被任命為本集團之執行董事。

董事及高級管理人員履歷

獨立非執行董事

胡凌波女士，48歲，福建福州民眾律師事務所顧問。胡女士擁有逾8年專業中國法律經驗。

余爾峰先生，38歲，中國一家上市公司中福實業股份有限公司之財務經理。余先生於廈門大學取得經濟學學士學位。

高級管理人員

高明華先生，37歲，本集團之營銷管理主管。

高先生於二零零二年加入本集團，負責本集團的營銷管理。高先生畢業於上海交通大學，在華東師範大學取得碩士學位，高先生熟悉現代企業經營管理，市場營銷，在加入本集團之前，在銷售營業管理領域有逾10年的經驗。

林野先生，50歲，本集團之副經理。

林先生於二零零零年加入本集團，負責本集團產品之生產，研究與開發。在加入本集團之前，林先生在上述領域擁有20年之豐富經驗。

蔣丹平先生，42歲，本集團之兼併和收購業務主管。

蔣先生於二零零一年加入本集團，負責本集團的兼併和收購工作。蔣先生在加入本集團之前，擁有近20年的國有企業工作和收購兼併工作經驗。

林禮義先生，54歲，本集團之副經理。

林先生負責本集團產品之銷售及市場推廣。林先生於一九九六年加入本集團前，曾集中參與有關經濟管理之研究工作。林先生曾於國內外多份雜誌發表文章，並曾出版六本著作，包括《市場學原則與案例》、《中國鄉鎮經濟管理學》及《走向市場－企業營銷策略》。此外，林先生亦曾榮獲福建省社會科學優秀成果三等獎。一九九二年至一九九五年期間，林先生獲選為考察團團員前往澳洲及瑞士。

陳建平先生，46歲，本集團之行政經理。

陳先生於一九九六年加入本集團，負責本集團之行政及公共關係。陳先生畢業於福州大學主修企業管理。

曾廣蘭先生，41歲，本集團之財務經理。

曾先生於二零零零年七月加入本集團，負責本集團之財務及會計工作。曾先生擁有財政部認可之中國會計師資格。曾先生在加入本集團前曾於國內一家外資合營食品製造企業任職財務經理。曾先生擁有逾20年財務及會計經驗。

董事會報告

董事會謹此提呈本公司及本集團截至二零零三年六月三十日止年度之報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股，其附屬公司之主要業務詳情載於財務報表附註17。各附屬公司之主要業務性質於年內並無出現任何變動。

業績及股息

本集團截至二零零三年六月三十日止年度之溢利與本公司及本集團於該日之財務狀況載於第24至63頁之隨附財務報表。

董事建議向於二零零三年十二月十八日名列本公司股東名冊之股東派發本年度年終股息每股面值0.10港元股份8港仙（於二零零三年十月二十八日拆細後，此股息將為每股面值0.025港元拆細股份2港仙），有關建議已於財務報表確認。

暫停辦理股份過戶登記手續

本公司將於二零零三年十二月十二日星期五至二零零三年十二月十八日星期四（包括首尾兩日）暫停辦理股份過戶登記手續，期內將不會辦理股份轉讓手續。為符合資格收取本年度之擬派年終股息及出席於二零零三年十二月十八日星期四舉行之本公司股東週年大會，所有股份轉讓文件連同有關股票及填妥之轉讓表格必須於二零零三年十二月十一日星期四下午四時三十分前送達本公司之香港股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

董事會報告

財務資料概要

業績
截至六月三十日止年度

	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元
營業額	**992,961**	715,717	409,633	353,116	204,027
除稅前溢利	**235,509**	174,957	108,729	92,969	51,433
稅項	**(52,682)**	(36,395)	(14,321)	(11,308)	(4,000)
未計少數股東權益前溢利	**182,827**	138,562	94,408	81,661	47,433
少數股東權益	**(7,787)**	(3,823)	133	–	–
股東應佔日常業務純利	**175,040**	134,739	94,541	81,661	47,433

資產及負債
於六月三十日

	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元
非流動資產	**337,396**	144,788	123,558	25,229	11,424
流動資產	**958,033**	690,830	223,055	123,682	118,120
資產總值	**1,295,429**	835,618	346,613	148,911	129,544
流動負債	**(142,794)**	(134,729)	(56,185)	(50,990)	(74,561)
長期負債	**(265,200)**	–	–	–	–
少數股東權益	**(22,185)**	(5,032)	(1,199)	–	–
	865,250	695,857	289,229	97,921	54,983

附註:

1. 本集團截至二零零一年六月三十日止年度之資產及負債經已重新編列,以反映本集團採納會計實務準則第9號(經修訂)後,本集團處理結算日後宣派股息之會計政策改變。

2. 截至一九九九年六月三十日止年度之合併業績概要乃摘錄自本公司於二零零零年八月十一日刊發之售股章程。本集團截至二零零三年六月三十日止兩年度各年之業績載於財務報表第24頁。本集團截至二零零零年六月三十日止兩年度之合併業績概要包括本公司及其附屬公司之業績,猶如本集團現時之架構於該等財政年度已一直存在。

3. 本集團於一九九九年六月三十日及二零零零年六月三十日之合併資產負債表乃摘錄自本集團截至二零零零年六月三十日止年度之已公佈備考財務報表,並假設本集團已於一九九九年六月三十日及二零零零年六月三十日一直存在而編撰。

董事會報告

固定資產

本集團之固定資產變動詳情載於財務報表附註13。

附屬公司

本公司附屬公司之詳情載於財務報表附註17。

共同控制實體

本公司應佔共同控制實體權益之詳情載於財務報表附註16。

股本、購股權及認股權證

本公司於年內之股本、購股權及認股權證變動詳情及有關理由載於財務報表附註26。

儲備

本公司及本集團於年內之儲備變動詳情載於財務報表附註27。

可分派儲備

於二零零三年六月三十日，本公司之可分派儲備約為44,350,000港元。根據本公司組織章程大綱與公司細則及開曼群島公司法（二零零一年修訂本），本公司於二零零三年六月三十日之資本儲備及股份溢價分別約為104,915,000港元及323,597,000港元，並可分派予本公司股東，惟本公司於擬分派股息後當時須有能力清償於日常業務到期之有關債務。

董事會報告

主要客戶及供應商

本集團本年度總營業額約9.9%來自本集團五大客戶。本集團最大客戶之營業額佔本集團本年度營業額約2.87%。

此外，本集團本年度總採購額約61.67%來自本集團五大供應商。本集團最大供應商之採購額佔本集團本年度採購額約18.61%。

就董事會所知，除本公司執行董事陳靜根先生為本集團截至二零零三年六月三十日止年度五大供應商福州德勝印刷有限公司之唯一股東外，各董事、彼等之聯繫人士及就董事會所知擁有本公司已發行股本5%以上之股東並無實益擁有上述本集團五大客戶及／或供應商任何實益權益。

與福州德勝印刷有限公司之交易詳情載於財務報表附註29。

董事

本公司年內之董事如下：

執行董事：

蔡崇真先生
陳靜根先生
曹銘升先生 *（於二零零二年十二月十七日獲委任）*
蔡從義先生
黃瑞光先生
陳微先生

獨立非執行董事：

胡凌波女士
余爾峰先生

根據本公司之公司細則第86及87條，曹銘升先生、胡凌波女士及余爾峰先生將於應屆股東週年大會上任滿告退，惟彼等符合資格並願膺選連任。

根據本公司之公司細則規定，本公司董事（包括獨立非執行董事，但不包括主席蔡崇真先生）均須於本公司股東週年大會上輪流告退及重選連任。

董事會報告

董事及高級管理人員履歷

本公司董事及本集團高級管理人員之履歷詳情載於本年報第10至11頁。

董事之服務合約

各執行董事均與本公司訂立服務合約，為期三年（惟黃瑞光先生之服務合約則為期兩年），而任何一方可向對方發出六個月書面通知而終止服務合約，惟通知期不可於第一年內任何時間屆滿。

除上述者外，擬於應屆股東週年大會重選連任之董事並無與本公司訂立任何本公司不可於一年內不付賠償（法定賠償除外）而終止之服務合約。

董事所擁有之合約權益

除財務報表附註29所披露者外，各董事於本公司或其任何附屬公司年內訂立之重大合約中，並無直接或間接擁有任何重大實際權益。

董事及五名最高薪人士酬金

本公司董事及本集團五名最高薪人士截至二零零三年六月三十日止年度內之酬金詳情載於財務報表附註6。

退休計劃

本集團年內之退休計劃及有關供款詳情分別載於財務報表附註12及5。

董事會報告

董事於股份之權益

於二零零三年六月三十日，本公司董事於本公司之股份及相關股份中根據證券及期貨條例第XV部第7及8分部已知會本公司及聯交所（包括根據證券及期貨條例有關條文被視為或當作由彼等擁有之權益及淡倉）；或根據證券及期貨條例第352條規定已登記於該條例所述須由本公司存置之登記冊；或根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

I. 本公司之普通股

董事名稱	好倉／淡倉	身份	擁有權益之本公司普通股數目	概約股權百分比
蔡崇真先生	好倉	全權信託之受益人	255,800,000 *(註)*	50.26%
陳靜根先生	好倉	全權信託之成立人	255,800,000 *(註)*	50.26%

註： 該等股份由Great Wall Investment Group Limited以The Great Wall Unit Trust受託人之身份持有，而The Great Wall Unit Trust全部已發行單位則由*Ansbacher (BVI) Limited*以*The C&C Trust*受託人之身份持有。*The C&C Trust*為全權家族信託基金，其受益人包括蔡崇真先生及其配偶以及陳靜根先生之家族成員。

因此，根據證券及期貨條例第XV部，陳靜根先生（The C&C Trust之成立人）及蔡崇真先生（The C&C Trust之其中一名全權受益人）均被視為擁有Great Wall Investment Group Limited以The Great Wall Unit Trust受託人之身份所擁有本公司股份之權益。

II. 本公司之相關股份

董事名稱	好倉／淡倉	身份	購股權項下之相關股份數目
蔡崇真先生	好倉	實益擁有人	8,500,000
蔡從義先生	好倉	實益擁有人	8,500,000
黃瑞光先生	好倉	實益擁有人	8,000,000

此外，僅為遵守最低公司股東數目之規定，蔡從義先生以非實益持有人身份持有本公司一間附屬公司之一股股份。

除上文所披露者外，於二零零三年六月三十日，本公司董事及主要行政人員概無根據證券及期貨條例第XV部第7與8分部須知會本公司或聯交所（包括根據證券及期貨條例被視為或當作由彼等擁有）於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中擁有任何權益或淡倉或根據證券及期貨條例第352條須於該條例所述之登記冊中登記，或根據標準守則須知會本公司及聯交所之權益及淡倉。

董事會報告

董事購入股份之權利

除下文「購股權」一節所披露者外，於本年度內任何時間，本公司概無向任何董事或彼等各自之配偶或18歲以下子女授予任何可藉購入本公司證券而獲益之權利，彼等亦無行使該等權利；本公司或其任何附屬公司亦無訂立任何安排，致使本公司董事、彼等各自之配偶或18歲以下之子女可藉購入本公司或任何其他法人團體之股份或債券而獲益。

購股權

根據本公司於二零零零年七月二十六日所採納之購股權計劃（「原有購股權計劃」），董事會可於二零一零年七月二十五日或之前酌情邀請本公司或其任何附屬公司之任何全職僱員（包括執行董事）接納可認購本公司之普通股（「股份」）之購股權，作為對合資格僱員之原動力或獎勵。認購價將不會低於：(i)股份於授出購股權當日前五個交易日在聯交所之平均官方收市價80%；及(ii)每股股份面值，以較高者為準。

根據原有購股權計劃授出購股權可認購之股份總數，不得超過本公司當時已發行股本（不包括根據原有購股權計劃正式配發及發行之股份總數）面值之10%。根據原有購股權計劃授予任何一位僱員或董事之購股權可認購之股份總數，不得超過根據原有購股權計劃已發行及可發行購股權所涉及之股份總數25%。

於二零零三年六月三十日，根據原有購股權計劃可發行之股份數目為25,000,000股，相等於本公司於二零零三年六月三十日已發行股份約4.9%。

承授人可於根據原有購股權計劃獲提呈授予購股權之建議當日起計30日內接納購股權，並須就此支付合計1港元之名義代價。根據原有購股權計劃之購股權之行使期由授出購股權日期起開始，並於授出購股權日期起計十年內終止。

董事會報告

購股權（續）

根據上市規則第17.07條須予披露，根據原有購股權計劃之購股權資料如下：

參與者名稱或類別	授出日期	可行使期間	每股行使價	於二零零二年七月一日之結餘	年內授出	年內行使／註銷／失效	於二零零三年六月三十日之結餘
			港元				
董事							
蔡從義先生	19/1/2001	19/1/2001至18/1/2011	0.652	1,000,000	-	-	1,000,000
	27/3/2001	27/3/2001至26/3/2011	0.7696	7,500,000	-	-	7,500,000
蔡崇真先生	19/1/2001	19/1/2001至18/1/2011	0.652	3,000,000	-	-	3,000,000
	27/3/2001	27/3/2001至26/3/2011	0.7696	5,500,000	-	-	5,500,000
黃瑞光先生	27/3/2001	27/3/2001至26/3/2011	0.7696	8,000,000	-	-	8,000,000
				25,000,000	-	-	25,000,000

聯交所已於二零零一年八月二十三日公佈，對上市規則第17章有關購股權計劃之規定作出修訂。有關修訂已於二零零一年九月一日起生效。為遵守上市規則之修訂及聯交所之公佈，董事認為終止原有購股權計劃及採納新購股權計劃（「新購股權計劃」）實符合本公司之利益，於二零零一年十一月二十九日舉行之本公司股東週年大會上通過普通決議案，批准採納新購股權計劃及終止原有購股權計劃。

新購股權計劃將於二零一一年十一月二十九日前依然有效。

採納新購股權計劃旨在向新購股權計劃之參與者提供原動力或獎勵，以回饋彼等對本集團之貢獻及／或讓本集團可招攬並留用能幹僱員，吸引對本集團以及本集團持有任何股本權益之接受投資實體而言之寶貴人士。

根據新購股權計劃，董事會可酌情邀請本集團之任何合資格僱員（包括執行董事）、非執行董事、股東、供應商及客戶以及對本集團之發展曾經或可能會作出貢獻之任何其他人士，接納可認購股份之購股權。認購價由董事決定，惟不得低於：(i)股份於授出購股權當日之收市價；(ii)股份於授出購股權當日前五個交易日之平均收市價；或(iii)股份面值（以最高者為準）。

董事會報告

購股權（續）

因行使所有根據新購股權計劃或任何其他計劃授出而可行使但尚未行使之購股權而可發行之股份總數，不得超過本公司不時已發行股本總數之30%。因行使根據新購股權計劃授出之所有購股權而須發行之股份總數，合共不得超過於二零零二年四月二十九日已發行股份總數之10%。本公司可在股東大會上徵求股東批准重新釐定新購股權計劃之10%上限，惟因行使根據新購股權計劃授出之所有購股權而按「重新釐定」上限發行之股份總數，不得超過批准有關上限當日已發行股份總數10%。

於二零零三年六月三十日，根據新購股權計劃可發行之股份數目為70,409,000股，相等於本公司於二零零三年六月三十日已發行股本約13.8%。

於任何12個月期間，因行使每名參與者獲授之購股權（包括已行使及尚未行使之購股權）而發行及將予發行之股份總數，不得超過已發行股份總數1%。倘向個別參與者再行授出購股權，將導致再行授出購股權當日（包括該日）之前12個月期間因行使該人士獲授或將獲授之所有購股權（包括已行使、註銷及尚未行使之購股權）而發行及將予發行之股份總數超過已發行股份總數1%，則須經本公司股東在股東大會上另行批准方可再行授出購股權，而該參與者及其聯繫人士須放棄投票。

承授人可於根據新購股權計劃獲提呈授予購股權之建議當日起計28日內接納購股權，並須就此支付合計1港元之名義代價。根據新購股權計劃之購股權之行使期由授出購股權日期起開始，並於授出購股權日期起計十年內終止。

所有根據原有購股權計劃授出而於終止原有購股權計劃之前尚未行使之購股權，仍將繼續有效並可根據該計劃行使。

根據上市規則第17.07條須予披露，根據原有購股權計劃之購股權資料如下：

參與者名稱或類別	授出日期	可行使期間	每股行使價 港元	於二零零二年七月一日之結餘	年內授出	年內行使／註銷／失效	於二零零三年六月三十日之結餘
僱員	21/1/2002	9/1/2002至8/1/2012	2.185	27,000,000	–	–	27,000,000
				27,000,000	–	–	27,000,000

董事會報告

董事所擁有之競爭業務權益

年內及截至本報告日期，根據香港聯合交易所有限公司證券上市規則（「上市規則」）之規定，除本公司董事獲委任為董事以代表本公司及／或本集團利益所進行之業務外，董事概無擁有與本集團業務直接或間接競爭或可能競爭之業務權益。

主要股東之權益

於二零零三年六月三十日，按本公司根據證券及期貨條例第336條須存置之登記冊所載於本公司股份及相關股份中之權益如下：

主要股東名稱	好倉／淡倉	身份	擁有權益之本公司普通股／相關股份數目	註	概約股權百分比
Great Wall Investment Group Limited	好倉	受託人	255,800,000	*1*	50.26%
Ansbacher (BVI) Limited	好倉	受託人	255,800,000	*1*	50.26%
陳林美妹女士	好倉	配偶權益	255,800,000	*2*	50.26%
張秀琼女士	好倉	配偶權益	264,300,000	*3*	51.93%
惠理基金管理公司	好倉	投資經理	34,464,000	*4*	6.77%
謝清海先生	好倉	法團的權益	34,464,000	*4*	6.77%

註：

1. 上述權益亦於上文「董事於股份之權益」一節被披露為蔡崇真先生及陳靜根先生擁有之權益。
2. 陳林美妹女士透過其配偶陳靜根先生之權益，被視為擁有255,800,000股本公司股份之權益。
3. 張秀琼女士透過其配偶蔡崇真先生之權益，被視為擁有255,800,000股本公司股份之權益。
4. 謝清海先生透過惠理基金管理公司（由謝清海先生控制之公司）所持股份被視為擁有34,464,000股本公司股份之權益。

除上文所披露者外，於二零零三年六月三十日，概無任何人士（不包括本公司董事，其權益已載於上文「董事於股份之權益」內）已將其本公司之股份及相關股份中擁有權益或淡倉登記於證券及期貨條例第336條規定須存置之登記冊。

關連交易

本年度須予披露之關連交易詳情載於財務報表附註29。除該附註所披露者外，並無其他交易須根據上市規則之規定而以關連交易方式作出披露。

獨立非執行董事認為，上述交易之條款對本公司股東公平合理，而該等交易均由本集團於日常及一般業務中根據規管有關交易之協議之條款而進行。

董事會報告

購買、贖回或出售上市證券

本公司或其任何附屬公司於年內概無購買、贖回或出售本公司任何上市證券。

優先購買權

本公司之公司細則或開曼群島法例並無規定本公司須按現有股東持股比例向彼等發售新股之優先購買權規定。

審核委員會

為遵守上市規則附錄14所載之最佳應用守則，本公司於二零零零年七月二十六日成立審核委員會（「委員會」），並以書面方式制定職權範圍。委員會成員包括本公司兩名獨立非執行董事胡淩波女士及余爾峰先生。

遵守最佳應用守則

除獨立非執行董事並非以指定任期委任，而是根據本公司組織章程細則之規定，於股東週年大會輪流告退及重選連任外，董事會認為，於本年報涵蓋之會計期間，本公司一直遵守上市規則附錄14所載之最佳應用守則。

核數師

陳葉馮會計師事務所有限公司將任滿告退，應屆股東週年大會上將提呈續聘陳葉馮會計師事務所有限公司為本公司核數師之決議案。

代表董事會

主席
蔡崇真

香港，二零零三年十月二十七日

核數師報告

CCIF

陳葉馮會計師事務所有限公司
香港銅鑼灣軒尼詩道500號
興利中心37樓

致遠東生物制藥科技有限公司
（於開曼群島註冊成立之有限公司）
全體股東

吾等已審核第24至63頁所載根據香港普遍採納之會計原則而編撰之財務報表。

董事及核數師各自之責任

貴公司董事須編撰真實及公平之財務報表。在編撰該等真實及公平之財務報表時，董事必須選取並貫徹採用適當之會計政策。

吾等之責任乃根據審核工作之結果，對該等財務報表提出獨立意見，並向股東報告。

意見之基礎

吾等乃按香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編撰該等財務報表所作之重要估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況以及有否貫徹運用並作出足夠披露。

吾等於策劃及進行審核工作時，已力求取得一切認為必需之資料及解釋，以期獲得充份之憑證，從而就該等財務報表是否存有重大錯誤陳述作合理之確定。在提出意見時，吾等亦已衡量該等財務報表所披露之資料在整體上是否足夠。吾等相信審核工作已為下列意見建立合理之基礎。

意見

依照吾等之意見，該等財務報表均真實及公平地顯示 貴公司及 貴集團於二零零三年六月三十日之財務狀況及 貴集團於截至該日止年度之盈利及現金流量，並已按照香港公司條例之披露要求而適當編撰。

陳葉馮會計師事務所有限公司
執業會計師
香港，二零零三年十月二十七日

陳維端
執業證書編號P00712

綜合收益表

截至二零零三年六月三十日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	3	**992,961**	715,717
銷售成本		**(621,408)**	(443,807)
毛利		**371,553**	271,910
其他收益	3	**20,162**	3,286
其他開支			
銷售及分銷成本		**(110,856)**	(71,150)
行政開支		**(42,714)**	(28,438)
		(153,570)	(99,588)
經營業務溢利	5	**238,145**	175,608
融資成本	7	**(2,636)**	(520)
應佔共同控制實體業績		**–**	(131)
未計稅項及未計少數股東權益前溢利		**235,509**	174,957
稅項	8	**(52,682)**	(36,395)
未計少數股東權益前溢利		**182,827**	138,562
少數股東權益		**(7,787)**	(3,823)
股東應佔日常業務純利	9,27	**175,040**	134,739
擬派末期股息	10	**40,715**	22,902
每股盈利	11		
一基本		**34.4港仙**	33.5港仙
一攤薄		**33.4港仙**	31.4港仙

第31至63頁之附註為此等財務報表完整之一部分。

綜合股權變動表
截至二零零三年六月三十日止年度

	附註	二零零三年 千港元	二零零二年 千港元
年初股權總額		**695,857**	289,229
固定資產重估溢價	27	**17,245**	-
換算海外營運業務財務報表產生之匯兑差額	27	**-**	1,583
並無於收益表確認之收益淨額		**17,245**	1,583
本年度股東應佔純利		**175,040**	134,739
發行股份（扣除發行開支）		**10**	284,603
已付股息		**(22,902)**	(14,297)
年底股權總額		**865,250**	695,857

第31至63頁之附註為此等財務報表完整之一部分。

綜合資產負債表
二零零三年六月三十日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
固定資產	13	**159,901**	105,846
商譽	14	**3,973**	1,701
無形資產	15	**77,238**	37,241
應佔共同控制實體權益	16	**–**	–
土地使用權按金與在建工程	18	**96,284**	–
		337,396	144,788
流動資產			
存貨	19	**73,072**	46,703
應收賬款	20	**188,984**	177,834
預付款項、按金及其他應收款項		**51,262**	810
高級職員貸款	21	**508**	–
現金及銀行結存	22	**644,207**	465,483
		958,033	690,830
流動負債			
應付賬款	23	**61,525**	65,956
應計負債、已收按金及其他應付款項		**57,870**	43,590
應付關連公司款項	24	**9,216**	9,740
應付董事款項		**–**	546
銀行貸款，無抵押	25	**2,648**	–
應繳税項		**11,535**	14,897
		142,794	134,729
流動資產淨值		**815,239**	556,101
資產總值減流動負債		**1,152,635**	700,889

綜合資產負債表

二零零三年六月三十日

	附註	二零零三年 千港元	二零零二年 千港元
股本及儲備			
已發行股本	26	**50,894**	50,893
儲備	27	**773,641**	622,062
擬派股息	10, 27	**40,715**	22,902
		865,250	695,857
少數股東權益		**22,185**	5,032
長期銀行貸款－無抵押	25	**265,200**	–
		1,152,635	700,889

經董事會於二零零三年十月二十七日批准。

代表董事會

董事
蔡崇真

董事
蔡從義

第31至63頁之附註為此等財務報表完整之一部分。

資產負債表

二零零三年六月三十日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於附屬公司之權益	17	**676,346**	392,608
流動資產			
預付款項、按金及其他應收款項		**85**	1
應收股息		**49,943**	30,155
現金及銀行結存		**64,694**	83,910
		114,722	114,066
流動負債			
應付董事款項		**–**	546
應計負債及其他應付款項		**2,112**	1,224
		2,112	1,770
流動資產淨值		**112,610**	112,296
資產總值減流動負債		**788,956**	504,904
股本及儲備			
已發行股本	26	**50,894**	50,893
儲備	27	**432,147**	431,109
擬派股息	10, 27	**40,715**	22,902
		523,756	504,904
長期銀行貸款－無抵押	25	**265,200**	–
		788,956	504,904

經董事會於二零零三年十月二十七日批准。

代表董事會

董事 **蔡崇真**	*董事* **蔡從義**

第31至63頁之附註為此等財務報表完整之一部分。

綜合現金流量表

截至二零零三年六月三十日止年度

	附註	二零零三年 千港元	二零零二年 千港元
經營業務之現金流量			
未計税項及少數股東權益之溢利		**235,509**	174,957
經以下各項調整:			
應佔共同控制實體業績		**–**	131
折舊		**20,817**	14,587
利息收入		**(4,513)**	(2,767)
利息開支		**2,636**	520
豁免應付一名供應商之債務		**(3,877)**	–
呆賬撥備		**670**	1,063
撇銷固定資產虧損		**60**	237
共同控制實體減值撥備		**–**	534
商譽及無形資產攤銷		**9,558**	3,210
未計營運資金變動前之經營溢利		**260,860**	192,472
存貨增加		**(16,158)**	(35,703)
應收賬款減少／(增加)		**992**	(99,418)
預付款項、按金及其他應收款項(增加)／減少		**(36,071)**	14,302
土地使用權按金及在建工程之增加		**(96,284)**	–
應付賬款(減少)／增加		**(16,296)**	46,308
應計負債、已收按金及其他應付款項減少		**(15,667)**	(36)
應付關連公司款項(減少)／增加		**(524)**	4,127
應付董事款項(減少)／增加		**(546)**	546
來自經營之現金		**80,306**	122,598
已繳海外税項		**(56,014)**	(25,662)
來自經營業務之現金淨額		**24,292**	96,936
投資活動			
購置固定資產		**(3,693)**	(16,719)
出售固定資產所得款項		**274**	–
已收利息		**4,513**	2,767
向共同控制實體墊支貸款		**–**	(534)
向高層職員貸款		**(508)**	–
收購附屬公司	*28(b)*	**(66,021)**	–
添置無形資產		**–**	(5,673)
用於投資活動之現金淨額		**(65,435)**	(20,159)

綜合現金流量表
截至二零零三年六月三十日止年度

	附註	二零零三年 千港元	二零零二年 千港元
融資活動之現金流量			
已付利息		**(1,448)**	(105)
已付股息		**(22,902)**	(14,297)
少數股東權益繳入資本	28(a)	**3,931**	–
籌得銀行貸款	28(a)	**265,200**	–
償還銀行貸款	28(a)	**(24,924)**	–
兌換可贖回可換股債券所得款項		**–**	93,546
發行股份以收取現金代價之所得款項	28(a)	**10**	204,215
股份發行開支		**–**	(2,364)
可贖回可換股債券之開支		**–**	(10,794)
來自融資活動之現金淨額		**219,867**	270,201
現金及等同現金項目之增長淨額		**178,724**	346,978
年初現金及等同現金項目		**465,483**	117,559
匯率變動之影響		**–**	946
年終現金及等同現金項目		**644,207**	465,483
現金及等同現金項目結餘分析			
現金及銀行結存		**644,207**	465,483

第31至63頁之附註為此等財務報表完整之一部分。

財務報表附註
截至二零零三年六月三十日止年度

1. 公司資料

本公司之主要業務為投資控股。本公司附屬公司之主要業務載於財務報表附註17。各附屬公司之主要業務性質於年內並無任何變動。

本公司為Great Wall Investment Group Limited(「Great Wall Investment」)之附屬公司。Great Wall Investment為於英屬處女群島註冊成立,並被董事視為本公司於結算日之最終控股公司。

2. 編撰基準及主要會計政策概要

a) 編撰基準

財務報表乃根據香港普遍接納之會計原則並遵照香港會計師公會(「會計師公會」)頒佈之香港會計實務準則(「會計實務準則」)及香港公司條例之披露要求以及香港聯合交易所有限公司證券上市規則之規定而編撰。財務報表乃按原值成本慣例法編撰,並已就若干物業之重估而作出修訂。

b) 新採納會計實務準則

於本年度,本集團首次採納以下由會計師公會頒佈並對二零零二年七月一日或其後開始之會計期間有效之會計實務準則:

會計實務準則第1號(經修訂)	:	財務報表之呈列
會計實務準則第11號(經修訂)	:	外幣換算
會計實務準則第15號(經修訂)	:	現金流量表
會計實務準則第34號(經修訂)	:	僱員福利

採納該等經修訂及新會計實務準則引致以下經修訂及新會計政策之採納及現金流量表及權益變動表之呈列上之轉變。

會計實務準則第1號(經修訂)訂明財務報表之呈列基準,並載列財務報表之架構指引及最低內容規定。此項會計實務準則之主要修訂為將以往呈列已確認損益表之規定改為呈列股權變動表。本期間之綜合股權變動表與比較數字經已根據此項經修訂會計實務準則呈列。

財務報表附註
截至二零零三年六月三十日止年度

2. 編撰基準及主要會計政策概要(續)

b) 新採納會計實務準則(續)

會計實務準則第11號(經修訂)不再准許以期間結算日之匯率換算海外附屬公司收益表。因此,於合併時,本集團海外附屬公司之資產及負債均按於結算日公佈之匯價進行換算。收支項目則以該期間之平均匯率進行換算。匯兑差額(如有)歸類為權益,並轉至本集團之外幣兑換儲備。該匯兑差額於出售本集團之海外附屬公司之期間確認為收入或支出。

會計實務準則第15號(經修訂)訂明以現金流量表提供有關現金及等同現金項目過往變動之資料,該報表須將期內現金流量劃分為經營、投資及融資活動。本期間之綜合現金流量表與比較數字經已根據此項經修訂會計實務準則呈列。

會計實務準則第34號(經修訂)訂明用於僱員福利之確認及計量因素,以及就此所規定之披露。採納此會計實務準則並無導致就僱員福利所採納之會計處理方法比以往所採納者有重大轉變。

採納該等經修訂及新會計實務準則對本會計期間及前會計期間之業績並無重大影響,因此毋須作出前期修訂。

除非另有表明,本財務報表披露之二零零二年比較數字已計及因採納上列新頒佈會計實務準則作出調整(如適用)所產生之影響。

c) 綜合賬目基準

綜合財務報表包括本公司及其附屬公司編製至每年六月三十日止之財務報表。

本集團成員公司間之所有重大交易及結餘均已於合併賬目時抵銷。

出售附屬公司之盈虧乃指出售所得款項與本集團應佔有關公司資產淨值之差額,連同先前並無於綜合收益表扣除或確認之任何商譽或資本儲備計算。

少數股東權益乃指外界股東於附屬公司之營運業績及資產淨值之權益。

財務報表附註
截至二零零三年六月三十日止年度

2. 編撰基準及主要會計政策概要（續）

d) 附屬公司

附屬公司為本公司直接或間接控制逾半數投票權或已發行股本或控制其董事會組成之企業。

於附屬公司之投資乃按成本值減任何已辨識減值虧損計入本公司之資產負債表。

e) 共同控制實體

合營企業乃指一項合約安排，據此兩名或以上之訂約方共同控制一項經濟活動，而任何一方概不可單方面控制該項經濟活動。

共同控制實體乃涉及成立公司、合夥公司或各合營方擁有權益之企業的合約安排。

於共同控制實體之投資乃按成本值減去（如需要）減值虧損撥備後列賬。

本集團所佔共同控制實體之收購後業績及儲備分別計入綜合收益表及綜合儲備。本集團所佔共同控制實體權益乃根據權益會計法按本集團應佔共同控制實體之資產淨值減董事認為必要之任何減值撥備（視為暫時性質者除外）後，於綜合資產負債表列賬。

f) 商譽

商譽乃指收購代價超逾於收購當日所收購附屬公司獨立資產淨值應佔公平值之差額，按成本值列賬，並於為期五年的估計可用經濟年期內按每年均等金額予以攤銷。

未攤銷商譽於有關附屬公司出售後在收益表扣除。

董事每年均會檢討商譽之賬面值並於必要時確認減值虧損。

財務報表附註

截至二零零三年六月三十日止年度

2. 編撰基準及主要會計政策概要（續）

g) 固定資產

固定資產按成本值或估值減累計折舊及累計減值虧損入賬。

固定資產之價值變更列作固定資產重估儲備之變動。於未進行獨立估值之年度內，董事負責評估物業之賬面值，並於物業價值出現重大改變時根據獨立估值師所作估值作出調整。估值增值乃計入固定資產重估儲備。估值減值乃先以有關物業先前之估值增值抵銷，不足之數則於收益表扣除。其後任何增值則計入收益表，惟不得超出先前扣除之數。

所有資產均按其估計可使用年期以直線法計算折舊，以撇銷成本或估值。就此所採用之估計可使用年期如下：

香港以外地區之租賃	土地及樓宇按租期或10年（以較短者為準）
地價	按土地使用權年期
租賃物業裝修	按租期或5年（以較短者為準）
廠房及機器	5年
傢俬、裝置及設備	5年
汽車	5年

為使固定資產恢復至正常運作狀況所錄得之重大成本乃於收益表扣除。改善固定資產之費用乃撥作資本並按有關固定資產對本集團而言之估計可使用年期折舊。

在建工程乃指興建中樓宇及有待安裝之廠房及機器所產生之成本。成本包括於建築、安裝及測試期內所產生之直接成本。在建工程毋須計算折舊。倘在建工程可按商業基準生產可銷售產品，則在建工程將轉撥至固定資產。

出售固定資產之盈虧為出售所得款項淨額與有關資產之賬面值之差額，須於收益表中確認。有關資產繼續應佔之任何重估儲備結餘乃轉撥至保留溢利並列作儲備變動。

h) 無形資產

無形資產乃指本集團收購一間附屬公司之有關資產中所佔在中華人民共和國（「中國」）生產及銷售若干藥品之權利之公平值。

財務報表附註
截至二零零三年六月三十日止年度

2. 編撰基準及主要會計政策概要（續）

h) 無形資產（續）

無形資產自藥品商業投產當日起按藥品之估計可用商業年期五年以直線法攤銷。無形資產按成本值減累計攤銷及任何董事認為必要之減值撥備後入賬。無形資產以成本減累計攤銷及董事視為需要之減值撥備入賬。

i) 減值

本集團於各結算日均會評估旗下有形及無形資產之賬面值，以便決定有否跡象顯示有關資產錄得減值虧損。如出現有關跡象，則會估計資產之可收回金額以決定減值虧損（如有）之幅度。

資產之估計可收回金額為其日後用途及最終出售時可得估計價值與其淨售價兩者之較高者。

倘若估計資產之可收回金額低於賬面值，資產之賬面值將調低至可收回金額。減值虧損乃即時確認為開支。

倘若減值虧損其後逆轉，資產之賬面值則會調高至經修訂後之估計可收回金額，惟所調高之賬面值不得超逾倘若有關資產於以往年度並無確認減值虧損時原應釐定之賬面值。減值虧損之撥回乃即時確認為收入。

j) 存貨

存貨按成本及可變現淨值兩者之較低者入賬。成本按先進先出基準計算，包括一切購買成本、轉換成本及將存貨運致現有位置及用途所錄得之其他開支。陳舊、滯銷或損毀之存貨會視乎情況作出撥備。

可變現淨值乃按日常業務過程中估計售價減去預計完成成本及銷售所需之估計成本計算。

k) 應收賬款

應收賬款如被視為呆賬，則會作出撥備。應收賬款於扣除有關撥備後在資產負債表列賬。

財務報表附註
截至二零零三年六月三十日止年度

2. 編撰基準及主要會計政策概要(續)

l) 等同現金項目

現金及等同現金項目包括庫存及手頭現金、銀行或其他金融機構之活期存款,以及可隨時轉換為已知數額現金而價值變動風險不大,且於購入後三個月內到期之短期、高度流通之投資。就現金流量表而言,現金及等同現金項目亦包括須應要求償還,且為本集團現金管理一部份之銀行透支。

m) 遞延稅項

遞延稅項以負債法按稅務計算之溢利與財務報表確認之溢利間之時差,就於可見將來合理可能地作實之負債或資產作出撥備。在可合理確定變現作實前,遞延稅項資產概不入賬。

n) 借貸成本

除直接用作收購、建設或生產而需要相當長時間方可投入原定用途或銷售之資產之借貸成本予以資本化外,借貸成本均在產生期間內在損益表內列為支出。

當資產產生開支、產生借貸成本及正進行使資產投入原定用途或銷售所須準備工作時,借貸成本開始資本化作合資格資產成本之一部份。在使合資格資產投入原定用途或銷售所必須的絕大部分準備工作中止或完成時,借貸成本便會暫停或停止資本化。

o) 經營租約

凡資產擁有權絕大部份回報及風險仍歸出租公司所有之租約,均列作經營租約。經營租約之租金以直線法按租期自收益表扣除。

p) 研究及開發成本

研究及開發成本於產生時列作開支,惟倘符合下列準則者則除外:產品或程序可界定清晰;產品或程序之應佔成本可個別鑒定及作可靠計算;有理由肯定計劃在技術上可行;公司計劃生產並推銷或使用有關產品或程序;以及有關產品或程序有市場,或如有關產品或程序乃供內部使用而非出售,則須證明有關產品及程序乃對公司有用,以及可證明有充足資源或可取得有關資源完成項目及推銷或使用有關產品或程序。

財務報表附註
截至二零零三年六月三十日止年度

2. 編撰基準及主要會計政策概要（續）

p) 研究及開發成本（續）

上述開發成本乃確認為資產，惟有關金額須不超出計及有關未來經濟利益之可收回金額，並計及進一步開發成本、相關生產成本及推銷產品時直接錄得之銷售及行政管理成本。多出金額則會於產生時撇銷。

q) 撥備

撥備乃於本集團因過往事件而負有現在的法律或推定責任，並為解決有關責任而可合理估計會有經濟利益損失時確認。

撥備乃於各結算日評估，並會作出調整以反映目前之最貼近估計值。倘金額之時間價值之影響重大，撥備之金額為預期解除有關責任所需開支之現值。

r) 或然負債及或然資產

或然負債乃過往事件產生之可能責任。或然負債存在與否取決於並非本集團控制範圍內之一件或多件未來事件是否出現。或然負債亦可以是過往事件所產生但並無確認之現有責任，原因是有關事件不大可能導致經濟資源損失或有關責任之金額無法以可靠方法計量。

或然負債不會確認但會於財務報表附註披露。倘資源損失之成數有變，使有可能出現資源損失，則會就此確認撥備。

或然資產乃過往事件產生之可能資產。或然資產存在與否取決於並非本集團控制範圍內之一件或多件不確定事件是否出現。

如有可能取得經濟利益，或然資產不會確認但會於財務報表附註披露。倘幾可肯定必會取得經濟利益，則會就此確認資產。

財務報表附註

截至二零零三年六月三十日止年度

2. 編撰基準及主要會計政策概要（續）

s) 收入確認

i) 銷售貨品之收入於擁有權之風險及回報轉移時確認入賬，一般與貨品送交客戶及所有權轉移之時間相同。

ii) 利息收入按時間比例根據未償還本金額及適用利率計算入賬。

iii) 授出權利以生產及銷售藥品之租賃收入於授出權利期間以直線法確認入賬。

t) 外幣

年內之外幣交易按交易日之適用匯率換算。於結算日以外幣計算之貨幣資產及負債按結算日之適用匯率換算。上述情況產生之匯兑差額於收益表處理。

編製合併賬目時，海外附屬公司及共同控制實體以外幣計算之收益表按年內平均匯率換算為港元，而海外附屬公司及共同控制實體以外幣計算之資產負債表則按結算日之適用匯率換算為港元。由此產生之匯兑差額均於外幣換算儲備處理。

u) 僱員福利

薪酬、全年花紅、有薪年假、度假旅費及本集團提供非金錢福利而錄得之成本等乃於本集團僱員提供相關服務之年度內產生。當延後付款或清償而影響可能重大時，此等金額乃以現值列賬。

根據香港強制性公積金計劃條例之規定向強制性公積金（「強積金」）計劃所作供款，以及根據中國有關法規向市政府管理之國家退休福利計劃所作供款乃於產生時在收益表確認為開支，惟計入存貨成本而尚未確認者除外。

離職補償只會在本集團表明解僱員工或因為進行自願離職計劃（需要具備周詳正式計劃而不可能撤回）而提供補償時確認。

財務報表附註
截至二零零三年六月三十日止年度

2. 編撰基準及主要會計政策概要（續）

v) 關連人士

倘一方有能力直接或間接控制另一方或可對另一方之財務及營運決策發揮重大影響，則雙方均被視為有關連。倘雙方受到共同控制或共同重大影響，則雙方亦被視為有關連。

w) 分部報告

分部乃本集團從事提供產品或服務（業務分部）或於特定經濟環境中提供產品或服務（地區分部）之明顯組成部份。各分部之風險與回報不盡相同。

根據本集團之內部財務申報，本集團選擇以業務分部資料為主要申報形式，地區分部資料則為次要申報形式。

分部收入、開支、業績、資產及負債包括分部直接應佔之項目以及可按合理基準分配予該分部之項目。例如分部資產可包括存貨、應收賬款以及物業、廠房及設備。分部收入、開支、資產及負債乃於集團內公司間之結餘及集團內公司間之交易抵銷作為綜合賬目部份程序前決定。惟倘有關集團內公司間之結餘及交易乃於同一分部內之集團企業進行者則作別論。分部間定價之條款與向其他外界人士提供之條款相若。

分部資本開支為年內收購分部資產（有形及無形資產）所錄得之總成本，有關分部資產預期使用年期乃逾一年。

未分配項目主要包括財務及企業資產，計息貸款、借貸、企業及財務開支以及少數股東權益。

財務報表附註
截至二零零三年六月三十日止年度

3. 營業額及其他收益

營業額指扣除貿易折扣及退貨之已售貨品發票值。本集團之所有營業額均主要來自中國。

	二零零三年 *千港元*	二零零二年 *千港元*
營業額		
生產及銷售藥品	**992,961**	715,717
其他收入		
利息收入	**4,513**	2,767
豁免應付一名供應商之債務	**3,877**	-
授出權利以生產及銷售藥品之租賃收入	**11,250**	-
匯兑收益	**124**	519
其他	**398**	-
	20,162	3,286
總收益	**1,013,123**	719,003

4. 分部資料

i) 業務分部

本集團之主要業務為生產及分銷藥品。

按業務分部(即「生產及分銷藥品」及「企業及其他」)分析本集團表現如下:

	生產及銷售藥品		**企業及其他**			**綜合總計**	
	二零零三年 *千港元*	二零零二年 *千港元*	**二零零三年** *千港元*	二零零二年 *千港元*		**二零零三年** *千港元*	二零零二年 *千港元*
對外銷售	**992,961**	715,717	**-**	-	*(a)*	**992,961**	715,717
分部業績	**231,285**	181,353	**2,347**	(8,512)	*(b)*	**233,632**	172,841
利息收入	**4,492**	2,703	**21**	64	*(b)*	**4,513**	2,767
利息開支	**(344)**	-	**(2,292)**	(520)		**(2,636)**	(520)
應佔共同控制實體業績	**-**	(131)	**-**	-		**-**	(131)
税項	**(52,682)**	(36,395)	**-**	-		**(52,682)**	(36,395)
少數股東權益						**(7,787)**	(3,823)
股東應佔溢利						**175,040**	134,739

財務報表附註
截至二零零三年六月三十日止年度

4. 分部資料(續)

i) 業務分部(續)

	生產及分銷藥品		企業及其他		綜合總計	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元	千港元
資產						
分部資產	**1,181,321**	749,209	**114,108**	86,409	**1,295,429**	835,618
負債						
分部負債	**110,825**	132,924	**297,169**	1,805	**407,994**	134,729
其他資料						
資本開支	**3,502**	16,007	**191**	712	**3,693**	16,719
折舊	**20,569**	14,371	**248**	216	**20,817**	14,587
攤銷	**9,558**	3,210	**–**	–	**9,558**	3,210
不包括折舊及攤銷之非現金開支	**1,415**	1,631	**15**	203	**1,430**	1,834
於股本直接確認之租賃土地及樓宇重估增值	**18,000**	–	**–**	–	**18,000**	–

財務報表附註
截至二零零三年六月三十日止年度

4. 分部資料(續)

i) 業務分部(續)

a) 營業額

	二零零三年 千港元	二零零二年 千港元
生產及銷售:		
抗病毒感冒藥	**288,727**	227,412
中成藥	**150,173**	113,320
廣譜抗菌藥	**138,780**	87,243
抗高血壓藥	**94,112**	84,769
維生素類藥	**54,255**	59,876
解熱鎮痛藥	**81,491**	40,741
中藥補酒	**4,773**	29,591
蛋白多醣類	**40,896**	–
診症套裝	**29,348**	–
消化系統製劑	**31,306**	–
原材料	**42,183**	–
其他	**36,917**	72,765
	992,961	715,717

b) 經營業務溢利

	二零零三年 千港元	二零零二年 千港元
生產及銷售:		
抗病毒感冒藥	**100,773**	75,341
中成藥	**31,898**	31,661
廣譜抗菌藥	**29,819**	18,066
抗高血壓藥	**18,335**	20,742
維生素類藥	**4,445**	3,163
解熱鎮痛藥	**11,590**	3,470
中藥補酒	**146**	9,246
蛋白多醣類	**2,651**	–
診症套裝	**13,331**	–
消化系統製劑	**6,008**	–
原材料	**8,964**	–
其他	**7,817**	22,367
	235,777	184,056
企業及其他	**2,368**	(8,448)
	238,145	175,608

財務報表附註
截至二零零三年六月三十日止年度

4. 分部資料(續)

ii) 地區分部

決定本集團之地區分部時,分部之應佔收益及業績乃因應客戶所在地決定,資產則根據資產所在地而決定所屬分部。由於本集團逾90%收益及業績乃源自中國客戶,因此並無呈列地區分部資料。

分部資產之賬面值與固定資產之添置按資產所在地區分析如下:

	二零零三年		二零零二年	
	分部資產之賬面值	固定資產之添置	分部資產之賬面值	固定資產之添置
	千港元	*千港元*	*千港元*	*千港元*
中國(不包括香港)	**1,182,039**	**3,595**	749,209	16,007
香港	**113,390**	**98**	86,409	712
	1,295,429	**3,693**	835,618	16,719

5. 經營業務溢利

本集團經營業務溢利已扣除下列各項:

	二零零三年	二零零二年
	千港元	*千港元*
核數師酬金	**1,303**	808
折舊	**20,817**	14,587
無形資產攤銷	**8,462**	2,747
商譽攤銷	**1,096**	463
撇銷固定資產虧損	**60**	237
僱員成本(不包括董事酬金 *(附註6)*):		
工資及薪金	**10,351**	6,675
強積金計劃供款	**78**	70
中國退休計劃供款	**1,223**	1,208
	11,652	7,953
土地及樓宇經營租約租金	**2,346**	1,880
呆賬撥備	**670**	1,063

財務報表附註
截至二零零三年六月三十日止年度

6. 董事及五位最高薪僱員之酬金

根據上市規則及香港公司條例第161條披露之本公司董事本年度之酬金詳情如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
袍金	**–**	–
執行董事之其他酬金：		
給予執行董事之基本薪酬、房屋津貼、其他津貼及實物利益	**5,672**	5,727
給予執行董事之退休福利計劃供款	**14**	23
	5,686	5,750

酬金介乎下列範圍之董事人數如下：

	董事人數	
	二零零三年	二零零二年
零－1,000,000港元	**3**	4
1,000,001港元－1,500,000港元	**1**	–
1,500,001港元－2,000,000港元	**2**	2

各董事並無訂立任何有關放棄或同意放棄任何酬金之安排。

年內五名最高薪人士均為董事，彼等之酬金詳情載於上文。

由於涉及本公司股份之購股權並無既定市值，使董事無法準確評估所授購股權之價值，故此董事酬金並不包括於截至二零零三年六月三十日止年度授出之購股權價值。

年內，本集團並無向董事（包括五名最高薪人士）支付任何酬金，作為加盟本集團或加盟後之獎勵或離職補償。

財務報表附註
截至二零零三年六月三十日止年度

7. 融資成本

	本集團	
	二零零三年 *千港元*	二零零二年 *千港元*
應付利息：		
須於五年內悉數償還之銀行貸款	**2,636**	-
可贖回可換股債券	**-**	520
	2,636	520

8. 稅項

	本集團	
	二零零三年 *千港元*	二零零二年 *千港元*
海外稅項支出	**52,682**	36,395

由於本集團若干公司於本期間內並無賺取任何應課稅溢利，故本年度並無就該等公司之香港利得稅或海外稅項作出任何撥備（二零零二年：無）。在其他地區應課稅溢利之稅項則根據本集團經營所在國家之現行法例、詮釋及慣例，按通行稅率計算。

由於本集團共同控制企業於年內並無產生應課稅溢利，故本年度並無作出稅項撥備（二零零二年：無）。

由於二零零三年六月三十日並無出現重大時差，故此並無作出遞延稅項撥備（二零零二年：無）。

由於本集團現時無意出售本集團於中國之物業，故並無就該等物業之重估增值作出遞延稅項撥備。

9. 股東應佔日常業務純利

已於本公司財務報表處理之股東應佔日常業務純利約為41,744,000港元（二零零二年：23,237,000港元）。

財務報表附註
截至二零零三年六月三十日止年度

10. 股息

	二零零三年 千港元	二零零二年 千港元
已付股息		
一二零零二年年終股息每股普通股4.5港仙(二零零一年:4港仙)	**22,902**	14,297
擬派股息		
一二零零三年年終股息每股普通股8港仙(二零零二年:4.5港仙)	**40,715**	22,902
年內總股息	**40,715**	22,902

擬派年終股息之數額乃按批准此財務報表之日期之已發行股份508,935,600股(二零零二年:508,932,000股)計算。

11. 每股盈利

本年度每股基本及攤薄盈利乃根據以下數據計算:

	二零零三年 千港元	二零零二年 千港元
盈利:		
股東應佔溢利及用作計算每股基本盈利之盈利	**175,040**	134,739
具潛在攤薄影響股份之影響:		
可贖回可換股債券一利息開支	**-**	520
股東應佔溢利及用作計算每股攤薄盈利之盈利	**175,040**	135,259

	二零零三年	二零零二年
股份數目:		
用作計算每股基本盈利之股份加權平均數	**508,932,602**	402,331,726
具潛在攤薄影響股份之影響:		
購股權	**15,648,762**	16,192,057
可贖回可換股債券	**-**	12,035,976
用作計算每股攤薄盈利之股份加權平均數	**524,581,364**	430,559,759

計算截至二零零三年六月三十日止年度每股攤薄盈利乃假設並無兑換本公司未行使認股權證,因有關行使將導致年內每股盈利增加。

財務報表附註
截至二零零三年六月三十日止年度

12. 僱員退休計劃

本集團根據強制性公積金計劃條例為所有合資格僱員設立定額供款強制性公積金退休福利計劃（「香港計劃」）。香港計劃於二零零零年十二月一日起生效，供款按僱員基本薪金之百分比計算，並根據香港計劃之規定於應付時自收益表扣除。香港計劃之資產與本集團之資產分開，由獨立管理之基金持有。本集團一經向香港計劃供款，有關僱主供款即全屬僱員所有。

根據中國政府之有關規定，本公司於中國經營之附屬公司已參與當地市政府之退休福利計劃（「中國計劃」）。根據中國計劃，該等附屬公司須按僱員基本薪金20%向中國計劃供款作退休福利用途。當地市政府則承諾為該等附屬公司目前及日後所有退休僱員提供退休福利，而本集團於中國計劃之唯一責任乃根據中國計劃之規定持續供款。中國計劃之供款於產生時自收益表扣除。中國計劃並無規定沒收供款可供抵銷日後對該計劃之供款。

財務報表附註

截至二零零三年六月三十日止年度

13. 固定資產

	租賃土地及樓宇 千港元	地價 千港元	租賃物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及設備 千港元	汽車 千港元	在建工程 千港元	合計 千港元
本集團								
成本或估值								
於二零零二年七月一日								
成本	-	-	6,422	58,056	1,184	1,753	-	67,415
專業估值	47,950	17,904	-	-	-	-	-	65,854
	47,950	17,904	6,422	58,056	1,184	1,753	-	133,269
收購附屬公司	34,939	-	-	15,082	185	1,277	2,030	53,513
添置	434	-	24	673	350	911	1,301	3,693
出售	(606)	-	-	(48)	-	(24)	-	(678)
轉讓	2,218	-	-	-	-	-	(2,218)	-
重估增值	18,000	-	-	-	-	-	-	18,000
重新分類	17,904	(17,904)	-	-	-	-	-	-
於二零零三年六月三十日	**120,839**	**-**	**6,446**	**73,763**	**1,719**	**3,917**	**1,113**	**207,797**
累積折舊								
於二零零二年七月一日	4,286	269	4,979	16,293	460	1,136	-	27,423
年內撥備	7,047	-	1,069	11,991	253	457	-	20,817
出售時撥回	(320)	-	-	(6)	-	(18)	-	(344)
重新分類	269	(269)	-	-	-	-	-	-
於二零零三年六月三十日	**11,282**	**-**	**6,048**	**28,278**	**713**	**1,575**	**-**	**47,896**
賬面淨值								
於二零零三年六月三十日	**109,557**	**-**	**398**	**45,485**	**1,006**	**2,342**	**1,113**	**159,901**
於二零零二年六月三十日	43,664	17,635	1,443	41,763	724	617	-	105,846
本集團於二零零三年六月三十日所持之固定資產成本或估值分析如下：								
成本	-	-	398	45,485	1,006	2,342	1,113	50,344
專業估值	109,557	-	-	-	-	-	-	109,557
	109,557	-	398	45,485	1,006	2,342	1,113	159,901

財務報表附註

截至二零零三年六月三十日止年度

13. 固定資產（續）

本集團之租賃土地及樓宇全部位於香港以外地區，並按中期租約持有。所有租賃土地及樓宇於二零零三年六月三十日之價值，由獨立專業估值師行邦盟滙駿評估有限公司按折舊重置成本基準重估，估值為109,557,000港元。重估增值18,000,000港元乃重估值超出重估資產當時賬面值之數額，已計入有關固定資產重估儲備（*附註27*）。

倘本集團之租賃土地及樓宇以及地價以成本減累積折舊入賬，則其原應計入財務報表之數額約為82,271,000港元（二零零二年：51,806,000港元）。

14. 商譽

	本集團 *千港元*
成本	
於二零零二年七月一日	2,319
收購附屬公司	3,368
於二零零三年六月三十日	5,687
攤銷	
於二零零二年七月一日	618
年內撥備	1,096
於二零零三年六月三十日	1,714
賬面淨值	
於二零零三年六月三十日	3,973
於二零零二年六月三十日	1,701

財務報表附註
截至二零零三年六月三十日止年度

15. 無形資產

	本集團 千港元
成本	
於二零零二年七月一日	39,988
收購附屬公司	48,459
於二零零三年六月三十日	88,447
攤銷	
於二零零二年七月一日	2,747
年內撥備	8,462
於二零零三年六月三十日	11,209
賬面淨值	
於二零零三年六月三十日	77,238
於二零零二年六月三十日	37,241

於二零零三年六月三十日,為數21,674,000港元之無形資產尚未投入商業生產,因此並無就年內收購無形資產作出攤銷撥備。

16. 應佔共同控制實體權益

	本集團	
	二零零三年 千港元	二零零二年 千港元
分佔資產淨值	**–**	–
共同控制實體欠款	**534**	534
	534	534
減:減值撥備	**(534)**	(534)
	–	–

共同控制實體之詳情如下:

公司名稱	業務架構	成立及經營地點	繳足註冊資本	百分比 所有權權益	百分比 投票權	主要業務
上海邁迪生物技術研究有限公司	公司	中華人民共和國	200,000元人民幣	70%	70%	研究及開發

財務報表附註
截至二零零三年六月三十日止年度

17. 於附屬公司之權益

	本公司 二零零三年 千港元	二零零二年 千港元
非上市股份，按成本值	**135,015**	105,015
附屬公司欠款	**541,331**	287,593
	676,346	392,608

附屬公司欠款乃無抵押、免息且無固定還款期。

附屬公司之詳情如下：

公司名稱	註冊成立／成立及經營地點	已發行及繳足股本／註冊資本之面值	本公司應佔股本權益之百分比 二零零三年	二零零二年	主要業務
直接持有					
Far East Global Group Limited（「FEGG」）	英屬處女群島	1,001美元	**100%**	100%	投資控股
間接持有					
福建德勝藥業有限公司（「德勝」）	中華人民共和國	105,518,000元人民幣	**100%**	100%	藥品生產及分銷
力達遠東有限公司	香港	2港元	**100%**	100%	投資控股
福建延年藥業有限公司（「延年」）	中華人民共和國	23,880,000元人民幣	**85%**	85%	藥品生產及分銷
冠景科技集團有限公司	英屬處女群島	1美元	**100%**	-	投資控股

財務報表附註
截至二零零三年六月三十日止年度

17. 於附屬公司之權益（續）

公司名稱	註冊成立／成立及經營地點	已發行及繳足股本／註冊資本之面值	本公司應佔股本權益之百分比 二零零三年	二零零二年	主要業務
間接持有					
盛世投資有限公司	英屬處女群島	10美元	**100%**	-	投資控股
德勝生物科技（深圳）有限公司	中華人民共和國	3,183,000元人民幣	**100%**	-	尚未開業
廈門泰倫生物工程有限公司	中華人民共和國	8,000,000元人民幣	**100%**	-	藥品生產及分銷
上海五洋藥業健康產品有限公司	中華人民共和國	114,710,175元人民幣	**95.8%**	-	藥品生產及分銷
上海德勝科技集團（安慶）制藥有限公司	中華人民共和國	10,000,000元人民幣	**90%**	-	藥品生產及分銷

18. 土地使用權按金及在建工程

為成立藥品生產設施及相關輔助設施，本集團就購置一幅位於中國上海清浦區之土地與中國上海清浦區土地管理局（「土地管理局」）訂立協議。土地使用權為數約56,540,000港元之費用已予支付。由於仍在進行若干法律及登記程序，故尚未取得該土地之土地使用權證。就興建相關生產設施及有關輔助設施所支付按金總數約39,744,000港元。

財務報表附註
截至二零零三年六月三十日止年度

19. 存貨

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
原料	**52,729**	31,780
在製品	**2,226**	253
製成品	**18,117**	14,670
	73,072	46,703

於二零零三年六月三十日並無按可變現淨值列賬之存貨(二零零二年:無)。

20. 應收賬款

本集團應收賬款之賬齡分析如下:

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
未償還賬款賬齡:		
30日或以下	**98,771**	88,071
31日至60日	**70,157**	79,440
61日至180日	**19,467**	10,323
超過180日	**589**	-
總計	**188,984**	177,834

除新客戶一般須預先付款外,與客戶之貿易大部份均以信貸形式進行。發票一般須於發出後60天內支付,惟信譽昭著之客戶可享有長達90日之信貸期。每名客戶均設有最高信貸限額,乃由高級管理人員批授。本集團致力嚴格控制未收回應收款項,而高級管理人員將經常審核逾期之結存。倘未能全數收取應收賬款,則應收賬款按原發票值減呆賬撥備確認及列賬。壞賬於產生時撇銷。

財務報表附註
截至二零零三年六月三十日止年度

21. 向高層職員貸款

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
姓名－沈立忠，一間附屬公司之市務經理		
年底結欠	**254**	–
年內最高結欠	**254**	–
姓名－張錫明，一間附屬公司之銷售經理		
年底結欠	**254**	–
年內最高結欠	**254**	–
總計	**508**	–

該等結欠為無抵押、免息及須應要求償還。

22. 現金及銀行結存

於二零零三年六月三十日，本集團以人民幣計算之現金及銀行結存約為226,661,000港元（二零零二年：381,563,000港元）。人民幣並不可自由兑換成外幣。根據《中華人民共和國外匯管理條例》及《關於結匯、售匯及付匯管理規定》，本集團獲准透過獲准進行外匯業務之銀行將人民幣兑換成外幣。

23. 應付賬款

本集團應付賬款之賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
未償還賬款賬齡：		
30日或以下	**49,062**	65,004
31日至60日	**1,433**	156
61日至180日	**2,279**	–
超過180日	**8,751**	796
	61,525	65,956

24. 應付關連公司款項

該款額為無擔保、免息並須於要求時償還。

財務報表附註

截至二零零三年六月三十日止年度

25. 銀行貸款

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
無抵押銀行貸款				
一須於一年內償還款額	**2,648**	–	**–**	–
一須於二至五年內償還款額	**23,400**	–	**23,400**	–
	26,048	–	**23,400**	–
無抵押銀團貸款				
一須於一年內償還款額	**–**	–	**–**	–
一須於二至五年內償還款額	**241,800**	–	**241,800**	–
	241,800	–	**241,800**	–
銀行貸款總額	**267,848**	–	**265,200**	–
短期銀行貸款	**2,648**	–	**–**	–
銀行貸款及銀團貸款之流動部份	**–**	–	**–**	–
銀行貸款及銀團貸款之非流動部份	**265,200**	–	**265,200**	–
	267,848	–	**265,200**	–

31,000,000美元(相等於241,800,000港元)銀團貸款以倫敦銀行同業拆息加1.5厘年息計息,並須於有關貸款協議日期二零零三年五月七日後18個月開始按季分7期還款。

26. 股本

	本公司	
	二零零三年	二零零二年
	千港元	*千港元*
法定:		
1,000,000,000股每股面值0.10港元之普通股 (二零零二年:1,000,000,000股每股面值0.10港元之普通股)	**100,000**	100,000
已發行及已繳足:		
508,935,600股每股面值0.10港元之普通股 (二零零二年:508,932,000股每股面值0.10港元之普通股)	**50,894**	50,893

財務報表附註
截至二零零三年六月三十日止年度

26. 股本（續）

上述本公司已發行股本變動之概要如下：

	已發行股份數目	面值 千港元
於二零零一年七月一日之股本	344,000,000	34,400
兌換可贖回可換股債券時發行股份	70,482,000	7,048
配售所發行之股份	80,000,000	8,000
行使購股權而發行之股份	14,450,000	1,445
於二零零二年六月三十日及二零零二年七月一日之股本	508,932,000	50,893
行使認股權證而發行之股份	3,600	1
於二零零三年六月三十日之股本	508,935,600	50,894

將本公司股本中每股面值0.10港元之現有已發行及未發行股份拆細（「股份拆細」）為四股每股面值0.025港元之股份（「拆細股份」）之普通決議案，於二零零三年十月二十七日之股東特別大會上獲得通過。緊隨股份拆細實行後，(i)本公司法定股本將為100,000,000港元，分為4,000,000,000股拆細股份及(ii)已發行股份將為2,035,742,400股份拆細股份。

(a) 購股權

本公司設有一項購股權計劃，其進一步詳情載於董事會報告「購股權」一節。

購股權之詳情如下：

參與者名稱或類別	授出日期	可行使期間	每股行使價 港元	於二零零二年七月一日之結餘	年內授出	年內行使	於二零零三年六月三十日之結餘
董事	19/1/2001	19/1/2001至18/1/2011	0.652	4,000,000	-	-	4,000,000
	27/3/2001	27/3/2001至26/3/2011	0.7696	21,000,000	-	-	21,000,000
僱員	21/1/2002	9/1/2002至8/1/2012	2.185	27,000,000	-	-	27,000,000
				52,000,000	-	-	52,000,000

(b) 認股權證

根據本公司於二零零二年四月二十九日舉行之股東特別大會上通過之普通決議案，本公司發行認股權證，基準為其時每持有五股本公司股份即獲發一份認股權證。每份認股權證賦予持有人權利，可於二零零二年五月七日至二零零三年五月六日（包括首尾兩日）期間內任何時間，按初步認購價每股2.62港元認購每股面值0.1港元之本公司新股份。年內已行使3,600份認股權證，而其餘認股權證所配給之權利已於二零零三年五月六日屆滿。

財務報表附註
截至二零零三年六月三十日止年度

27. 儲備

	股份溢價	法定公積金	法定公益金	固定資產重估儲備	外幣換算儲備	資本儲備	保留溢利	合計
		註(a)	註(b)			註(c)		
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團								
於二零零一年七月一日	55,478	15,605	7,554	11,303	-	11,022	153,867	254,829
自保留溢利撥至儲備	-	12,082	-	-	-	-	(12,082)	-
本年度純利	-	-	-	-	-	-	134,739	134,739
換算海外營運業務財務報表產生之匯兌差額	-	-	-	-	1,593	-	-	1,593
其項下少數股東權益 －附註28(a)	-	-	-	-	(10)	-	-	(10)
發行股份	281,268	-	-	-	-	-	-	281,268
股份發行開支	(2,364)	-	-	-	-	-	-	(2,364)
可贖回可換股債券之開支	(10,794)	-	-	-	-	-	-	(10,794)
已付股息	-	-	-	-	-	-	(14,297)	(14,297)
於二零零二年六月三十日及二零零二年七月一日	323,588	27,687	7,554	11,303	1,583	11,022	262,227	644,964
自保留溢利撥至儲備	-	18,196	-	-	-	-	(18,196)	-
本年度純利	-	-	-	-	-	-	175,040	175,040
重估增值	-	-	-	18,000	-	-	-	18,000
其項下少數股東權益 －附註28(a)	-	-	-	(755)	-	-	-	(755)
發行股份	9	-	-	-	-	-	-	9
已付股息	-	-	-	-	-	-	(22,902)	(22,902)
於二零零三年六月三十日	**323,597**	**45,883**	**7,554**	**28,548**	**1,583**	**11,022**	**396,169**	**814,356**
代表：								
本公司及附屬公司	323,597	45,883	7,554	28,548	1,583	11,022	396,300	814,487
共同控制實體	-	-	-	-	-	-	(131)	(131)
	323,597	45,883	7,554	28,548	1,583	11,022	396,169	814,356

財務報表附註
截至二零零三年六月三十日止年度

27. 儲備(續)

	二零零三年 千港元	二零零二年 千港元
代表:		
儲備	**773,641**	622,062
擬派股息	**40,715**	22,902
	814,356	644,964

	股份溢價 千港元	資本儲備 註(c) 千港元	保留溢利 千港元	合計 千港元
本公司				
於二零零一年七月一日	55,478	104,915	16,568	176,961
本年度純利	–	–	23,237	23,237
發行股份	281,268	–	–	281,268
股份發行開支	(2,364)	–	–	(2,364)
可贖回可換股債券之開支	(10,794)	–	–	(10,794)
已付股息	–	–	(14,297)	(14,297)
於二零零二年六月三十日及於二零零二年七月一日	323,588	104,915	25,508	454,011
本年度純利	–	–	41,744	41,744
發行股份	9	–	–	9
已付股息	–	–	(22,902)	(22,902)
於二零零三年六月三十日	**323,597**	**104,915**	**44,350**	**472,862**

	二零零三年 千港元	二零零二年 千港元
代表:		
儲備	**432,147**	431,109
擬派股息	**40,715**	22,902
	472,862	454,011

財務報表附註
截至二零零三年六月三十日止年度

27. 儲備（續）

註：

(a) 於中國成立之本公司附屬公司及外資企業須將根據中國會計準則計算之除税後溢利（抵銷往年虧損後）其中10%撥至法定公積金，直至公積金達至有關公司之註冊資本之50%，其後任何額外撥款將按董事會建議進行。法定公積金可用作減低該等附屬公司之虧損或撥作附屬公司之繳足股本。

(b) 於中國成立之本公司附屬公司須將根據中國會計準則計算之除税後溢利（抵銷往年虧損後）5%至10%撥至法定公益金。法定公益金只限於用於員工福利設施之資本開支。除非該等附屬公司清盤，否則法定公益金不得分派。

(c) 本集團之資本儲備指根據因籌備本公司股份於香港聯合交易所有限公司上市而精簡本集團架構所進行，並已於二零零二年七月二十六日完成之重組計劃（「集團重組」）收購附屬公司之股本／註冊資本之面值超逾本公司因交換有關股本／註冊資本而發行股本之面值之差額。

本公司之資本儲備亦由於上述集團重組而產生，即所收購附屬公司當時之合併資產淨值超逾本公司因交換有關資產所發行之本公司股本面值之差額。

財務報表附註

截至二零零三年六月三十日止年度

28. 綜合現金流量表附註

a) 年內融資變動分析

	股本及股份溢價 千港元	銀行貸款 千港元	可贖回可換股債券 千港元	少數股東權益 千港元
於二零零一年七月一日	89,878	–	–	1,199
少數股東分佔：				
外幣換算儲備－*附註27*	–	–	–	10
本年度純利	–	–	–	3,823
融資之現金流入淨額	191,057	–	93,546	–
兌換可瀆回可換股債券	93,546	–	(93,546)	–
於二零零二年六月三十日及二零零二年七月一日	374,481	–	–	5,032
收購附屬公司所產生	–	27,572	–	4,680
少數股東分佔：				
固定資產重估儲備－*附註27*	–	–	–	755
本年度純利	–	–	–	7,787
繳入資本	–	–	–	3,931
籌得銀行貸款	–	265,200	–	–
償還銀行貸款	–	(24,924)	–	–
融資之現金流入淨額	10	–	–	–
於二零零三年六月三十日	**374,491**	**267,848**	**–**	**22,185**

財務報表附註

截至二零零三年六月三十日止年度

28. 綜合現金流量表附註(續)

b) 收購附屬公司

	二零零三年 千港元	二零零二年 千港元
收購之資產淨值:		
固定資產	53,513	-
無形資產	48,459	-
存貨	10,211	-
應收賬款	12,812	-
預付款項、按金及其他應收款項	14,381	-
可退回税項	30	-
現金及銀行結存	20,471	-
應付賬款	(15,742)	-
應計負債、已收按金及其他應付款項	(28,759)	-
銀行貸款	(27,572)	-
少數股東權益	(4,680)	-
	83,124	-
收購所產生之商譽	3,368	-
	86,492	-
支付方法:		
現金代價	86,492	-

有關收購一間附屬公司之現金及等同現金項目流出淨額分析

	二零零三年 千港元	二零零二年 千港元
現金代價	86,492	-
收購之現金及銀行結存	(20,471)	-
	66,021	-

財務報表附註
截至二零零三年六月三十日止年度

29. 關連人士交易及關連交易

本集團於本年度與關連公司進行以下交易：

	附註	二零零三年 千港元	二零零二年 千港元
廣告開支	*(i)*	**17,508**	16,520
採購包裝物料	*(ii)*	**83,308**	75,470
租金開支	*(iii)*	**1,351**	1,351

附註：

(i) 廣告開支乃支付予本公司董事蔡崇真先生實益擁有之關連公司福建德勝廣告有限公司。有關開支乃按該公司實際承擔之成本加10%利潤計算。

(ii) 董事會認為，向本公司董事陳靜根先生實益擁有之關連公司福州德勝印刷有限公司採購包裝物料之條件與本集團其他第三者供應商所提供者相若，並於本集團之日常業務中進行。於二零零三年六月三十日應付福州德勝印刷有限公司之結餘約為9,216,000港元（二零零二年：約9,740,000港元）。

(iii) 租金乃蔡崇真先生實益擁有之關連公司福建德勝實業有限公司（「業主」）所收取，租金由業主與本集團參考當時市況釐定。

30. 或然負債

於二零零三年六月三十日，本集團有尚未撥備之或然負債如下：

	二零零三年 千港元	二零零二年 千港元
為授予第三方之銀行及借貸融資之擔保	**4,523**	–

財務報表附註
截至二零零三年六月三十日止年度

31. 承擔

於二零零三年六月三十日，本集團之承擔如下：

	二零零三年 *千港元*	二零零二年 *千港元*
(a) 就以下各項已訂約但未撥備之資本承擔：		
一興建廠房及設施之建築合約	**133,010**	-
一購置相關設備及機器	**15,287**	-
	148,297	-
(b) 就購入土地使用權已授權但未訂約之資本承擔	**84,810**	-
(c) 根據有關土地及樓宇之經營租約而須支付之未來租金下限		
一一年內	**2,230**	2,230
一第二至五年(包括首尾兩年)	**968**	3,198
	3,198	5,428

32. 未來最低應收租金

於二零零三年六月三十日，本集團因授出產銷藥品權利而在往後可以收取之最低租金如下：：

	二零零三年 *千港元*	二零零二年 *千港元*
一年內	**16,500**	-
第二至五年(包括首尾兩年)	**21,250**	-
	37,750	-

股東週年大會通告

茲通告遠東生物制藥科技有限公司（「本公司」）謹訂於二零零三年十二月十八日星期四下午三時正假座香港九龍廣東道23號海港城馬哥孛羅太子酒店3樓太子三號廳舉行股東週年大會，討論下列事項：

一、 省覽截至二零零三年六月三十日止年度之經審核綜合財務報表及董事會與核數師報告；

二、 宣派年終股息；

三、 重選本公司之董事及授權董事會釐定董事之酬金；

四、 委聘核數師並授權董事會釐定核數師酬金；

五、 作為特別事項考慮並酌情通過（無論有否修訂）下列決議案為普通決議案：

「動議：

(a) 受下文(b)段所限制，無條件授予本公司董事一般性權力，在符合適用法例之情況下，於有關期間（定義見下文）行使本公司一切權力，以購回其股份；

(b) 根據上文(a)段之批准所購回之本公司股份面值總額，須不超過於本決議案獲通過當日本公司之已發行股份面值總額之10%；而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案獲通過之日起至下列任何一項最早發生之日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之公司組織章程或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」；

股東週年大會通告

六、 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「**動議**:

(a) 無條件授予本公司之董事(「董事」)一般性權力,於有關期間(定義見下文)行使本公司之一切權力,以發行、配發及處理本公司之額外股份(「股份」),並可訂立或授予或需在有關期間(定義見下文)內或結束後行使該等權力之售股建議、協議及優先認股權;惟除根據(i)配售新股(指本公司向於指定記錄日期之本公司股東按其當時持股比例提出售股建議(惟董事可就零碎股份或由於任何本港以外地區之法律,或任何認可管制機構或任何證券交易所之規定而產生之限制或責任,作出認為必須或權宜之豁免或其他安排))或(ii)當時所採納之任何購股權計劃或類似安排,向本公司及/或其任何附屬公司之行政人員及/或僱員及/或根據該計劃之任何合資格承授人授出或發行股份或可認購股份之權利或(iii)依照本公司組織章程實行之任何以股代息計劃或類似安排,以配發股份代替股份之全部或部份股息外,所發行、配發、處理或同意有條件或無條件發行、配發或處理之額外股份面值總額,須不超過於本決議案獲通過當日本公司已發行股本面值總額之20%,而上述批准亦須受此數額限制;及

(b) 就本決議案而言,「有關期間」乃指本決議案獲通過之日起至下列任何一項最早發生之日期之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日;及

(iii) 本公司之公司組織章程或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」;及

股東週年大會通告

七、 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「**動議**擴大根據上文第六項決議案授予本公司董事(「董事」)於當時可行使本公司之權力以配發股份及訂立或授予或需行使該項權力之售股建議、協議及購股權之一般性權力至包括自董事根據上文第五項決議案所獲授予行使本公司權力以購回本公司股份之一般性權力以來所購回之本公司股份面值總額;惟該數額須不超過於本決議案獲通過當日本公司已發行股本面值總額之10%。」。

承董事會命
主席
蔡崇真

香港,二零零三年十月二十七日

附註:

(a) 本公司將由二零零三年十二月十二日星期五至二零零三年十二月十八日星期四(首尾兩日包括在內)暫停辦理股份過戶登記手續,期間將不會進行任何本公司股份之過戶登記。如欲符合獲派截至二零零三年六月三十日止年度之擬派年終股息及出席股東週年大會之資格,所有本公司股份過戶文件連同有關股票,必須於二零零三年十二月十一日星期四下午四時三十分前送交本公司在香港之股份過戶登記處登捷時有限公司,辦理股份過戶登記手續,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(b) 凡有權出席股東週年大會及於會上投票之本公司股東,若持有兩股或以上本公司股份,均有權委任一位以上人士為其代表,代其出席及投票。受委任人士毋須為本公司之股東。倘超過一名人士獲委任,則委任書上須註明每位受委任人士所代表之有關股份數目與類別。

(c) 代表委任文件及經簽署之授權書或其他授權文件(如有),或經簽署證明之授權書或授權文件副本,最遲須於大會或其任何續會指定舉行時間前48小時送達本公司在香港之股份過戶登記處登捷時有限公司,地址為香港灣仔或其任何續會士打道56號東亞銀行港灣中心地下。

(d) 載有關於上文第五項至第七項決議案之進一步資料之通函,將盡快寄發予本公司股東。